                                                Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-47519
PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED APRIL 20, 1998)

                                                                      [LOGO]
                                  $250,000,000
                              OWENS-ILLINOIS, INC.
                          7.35% SENIOR NOTES DUE 2008
                             ---------------------

                    INTEREST PAYABLE MAY 15 AND NOVEMBER 15

                            ------------------------
THE SENIOR NOTES DUE 2008 WILL NOT BE REDEEMABLE PRIOR TO MATURITY NOR WILL THEY BE ENTITLED TO ANY SINKING FUND. THE NOTES WILL BE REPRESENTED BY A REGISTERED
 GLOBAL SECURITY REGISTERED IN THE NAME OF THE DEPOSITORY TRUST COMPANY (THE
  "DEPOSITORY") OR ITS NOMINEE. BENEFICIAL INTERESTS IN THE REGISTERED GLOBAL SECURITY WILL BE SHOWN ON, AND TRANSFERS WILL BE EFFECTED THROUGH,
    RECORDS MAINTAINED BY THE DEPOSITORY OR ITS PARTICIPANTS. SEE
                          "DESCRIPTION OF THE NOTES."

CONCURRENTLY WITH THE OFFERING OF THE NOTES, THE COMPANY IS OFFERING (I) $350 MILLION AGGREGATE PRINCIPAL AMOUNT OF SENIOR NOTES DUE 2005, $250 MILLION
  AGGREGATE PRINCIPAL AMOUNT OF SENIOR DEBENTURES DUE 2010 AND $250 MILLION
    AGGREGATE PRINCIPAL AMOUNT OF SENIOR DEBENTURES DUE 2018 (TOGETHER WITH THE NOTES, THE "NEW SENIOR DEBT SECURITIES," AND THE OFFERINGS OF SUCH
     SECURITIES, THE "DEBT OFFERINGS"), (II) 13,800,000 SHARES OF COMMON
       STOCK (THE "COMMON STOCK OFFERING") AND (III) 8,000,000 SHARES OF CONVERTIBLE PREFERRED STOCK (THE "PREFERRED STOCK OFFERING," AND,
        TOGETHER WITH THE COMMON STOCK OFFERING, THE "EQUITY
          OFFERINGS," AND TOGETHER WITH THE DEBT OFFERINGS, THE
          "OFFERINGS"). CONSUMMATION OF THE DEBT       OFFERINGS IS
           CONDITIONED UPON THE CONSUMMATION OF THE EQUITY OFFERINGS.

THE NOTES WILL BE SENIOR UNSECURED OBLIGATIONS OF THE COMPANY AND WILL RANK PARI PASSU WITH ALL OTHER SENIOR UNSECURED OBLIGATIONS OF THE COMPANY, INCLUDING
  ANY OBLIGATIONS UNDER THE AMENDED BANK CREDIT AGREEMENT (AS DEFINED
     HEREIN), AND SENIOR IN RIGHT OF PAYMENT TO ALL EXISTING AND FUTURE SUBORDINATED DEBT OF THE COMPANY. SUBSTANTIALLY ALL OF THE
       OPERATIONS OF THE COMPANY ARE CONDUCTED THROUGH ITS SUBSIDIARIES. THEREFORE, THE NOTES WILL BE EFFECTIVELY SUBORDINATED TO THE
        CLAIMS OF CREDITORS OF SUCH SUBSIDIARIES.
                          SEE "RISK FACTORS" AND "DESCRIPTION OF THE
                                    NOTES."

                           --------------------------

 SEE "RISK FACTORS" BEGINNING ON PAGE S-12 FOR A DISCUSSION OF CERTAIN FACTORS
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
      WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
                            ------------------------

                   PRICE 99.716% AND ACCRUED INTEREST, IF ANY
                            ------------------------

                                                                                       UNDERWRITING
                                                                        PRICE TO      DISCOUNTS AND     PROCEEDS TO
                                                                       PUBLIC(1)      COMMISSIONS(2)   COMPANY(1)(3)
                                                                    ----------------  --------------  ----------------
PER NOTE..........................................................      99.716%           1.25%           98.466%
TOTAL.............................................................    $249,290,000      $3,125,000      $246,165,000

---------
    (1) PLUS ACCRUED INTEREST, IF ANY, FROM MAY 20, 1998.
    (2) THE COMPANY HAS AGREED TO INDEMNIFY THE SEVERAL UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITERS."
    (3) BEFORE DEDUCTION OF EXPENSES PAYABLE BY THE COMPANY IN CONNECTION WITH THE DEBT OFFERINGS ESTIMATED AT $2.3 MILLION. SEE "UNDERWRITERS."
                         ------------------------------
    THE NOTES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY SIMPSON THACHER & BARTLETT, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY OF THE NOTES WILL BE MADE ON OR ABOUT MAY 20, 1998 THROUGH THE BOOK-ENTRY FACILITIES OF THE DEPOSITORY, AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                            ------------------------

MORGAN STANLEY DEAN WITTER
      BANCAMERICA ROBERTSON STEPHENS
               CREDIT SUISSE FIRST BOSTON
                       GOLDMAN, SACHS & CO.
                               LEHMAN BROTHERS
                                       MERRILL LYNCH & CO.
                                             SALOMON SMITH BARNEY
                                                    SCOTIA CAPITAL MARKETS

MAY 14, 1998

    NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IS IT UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                                                               PAGE
                                                                                                             ---------

Prospectus Supplement Summary..............................................................................        S-3
Risk Factors...............................................................................................       S-12
Use of Proceeds............................................................................................       S-16
Consolidated Capitalization................................................................................       S-17
Unaudited Pro Forma Condensed Consolidated Financial Information...........................................       S-18
Selected Consolidated Financial Data.......................................................................       S-25
Management's Discussion and Analysis of Financial Condition and Results of Operations......................       S-28
Business...................................................................................................       S-34
BTR Packaging..............................................................................................       S-40
Description of the Notes...................................................................................       S-42
Certain United States Federal Income Tax Consequences......................................................       S-48
Underwriters...............................................................................................       S-51
Legal Matters..............................................................................................       S-52
                                                      PROSPECTUS

Available Information......................................................................................          2
Information Incorporated By Reference......................................................................          2
Disclosure Regarding Forward-Looking Statements............................................................          4
The Company................................................................................................          4
Use of Proceeds............................................................................................          5
Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends...          6
Description of Debt Securities.............................................................................          7
Description of Preferred Stock.............................................................................         14
Section 203 of the DGCL....................................................................................         15
Plan of Distribution.......................................................................................         16
Legal Matters..............................................................................................         17
Experts....................................................................................................         17

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    It is anticipated that delivery of the Notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this Prospectus Supplement, which is the fourth business day following the date hereof (such settlement cycle being herein referred to as "T+4"). Purchasers of Notes should note that trading of the Notes on the date hereof may be affected by the T+4 settlement. See "Underwriters."

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY, THE NOTES THERETO, AND THE OTHER FINANCIAL DATA CONTAINED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH HEREIN UNDER THE CAPTION "RISK FACTORS" AND ARE URGED TO READ THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE OTHER INFORMATION INCORPORATED HEREIN OR THEREIN IN THEIR ENTIRETY. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION RELATING TO THE EQUITY OFFERINGS. REFERENCES TO THE COMPANY IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS INCLUDE THE COMPANY AND ITS SUBSIDIARIES, UNLESS OTHERWISE INDICATED.

                                  THE COMPANY

    The Company is one of the world's leading manufacturers of packaging products and is the largest manufacturer of glass containers in the United States, North America, South America and India and the second largest in Europe. With the recent acquisition of the worldwide glass and plastics packaging businesses of BTR plc ("BTR"), the Company is also the sole manufacturer of glass containers in Australia and New Zealand. Approximately one of every two glass containers made worldwide is made by the Company, its affiliates or licensees. The Company is also a market leader in the plastic containers and closures segments of the rigid packaging market in North America. The Acquisition (as defined herein) has increased the range of products through which the Company provides plastic packaging to its customers, particularly in North America. The Acquisition also expanded the Company's international plastics operations in several parts of the world, including the Asia-Pacific region, Latin America, Europe and the Middle East. In 1992, the first full year following the Company's initial public offering of its Common Stock, the Company reported earnings from continuing operations of $78.3 million, or $0.66 per share (basic). In 1997, reported earnings from continuing operations were $272.4 million, or $2.03 per share (basic). Excluding the effect of certain unusual items, 1997 earnings from continuing operations were $1.97 per share (basic).

    In 1997, on a pro forma basis after giving effect to the Acquisition, the Company's international glass container operations contributed approximately $2.4 billion, or 41%, of net sales, and its domestic glass container operations contributed approximately $1.8 billion, or 30% of net sales. In the United States, the Company has an approximate 45% share of the U.S. glass container segment of the rigid packaging market. The Company's plastics packaging business, which consists of plastic containers, plastic closures, plastic prescription containers, labels, and multipack plastic carriers for beverage containers, contributed approximately $1.7 billion, or 29% of the Company's net sales in 1997, on a pro forma basis after giving effect to the Acquisition. The Company competes in the rigid packaging market by emphasizing total package supply (i.e. bottle, label, and closure system), diversified market positions, proprietary technology and products, new package development and packaging innovation.

    The Company believes it is the technological leader in the worldwide glass and plastics packaging segments of the rigid packaging market and the low-cost producer in most segments in which it competes. Over the past five years, the Company has invested more than $265 million in research, development and engineering and more than $1.5 billion in capital expenditures (excluding acquisition expenditures) to increase capacity in key locations, commercialize its technology into new products and improve productivity. Through its investments in capital equipment, processes and engineering for both its glass and plastics businesses, the Company strives to increase machine productivity, improve process quality and control costs. By utilizing a total-system approach to production technology and process control improvements, the Company has been able to achieve significant annual machine and labor productivity gains. As a result, the Company believes it is able to maintain a service-based and cost-based competitive advantage over most of its major competitors. The Company's technical leadership also provides significant licensing opportunities in the growing international glass segment of the rigid packaging market.

    The Company also manufactures glass container forming machinery and related spare parts which it uses internally and sells to affiliates and licensees. The Company believes it is one of the world's leading suppliers of glass container forming machinery.

OVERVIEW OF BTR PACKAGING

    As part of the Company's strategy to expand its international operations, on April 30, 1998 the Company acquired the worldwide glass and plastics packaging businesses of BTR plc (the "BTR Transaction"). In the BTR Transaction, the Company acquired BTR's glass container operations in the Asia-Pacific region and its plastics packaging operations in the United States and a number of other countries around the world ("BTR Packaging"), as well as BTR's United Kingdom glass container manufacturer ("Rockware Glass"). Pursuant to an agreement with the Commission of the European Communities, the Company has committed to sell Rockware Glass (the "Rockware Sale"). The BTR Transaction, assuming completion of the Rockware Sale, is referred to herein as the "Acquisition."

    The Acquisition significantly expands the Company's glass packaging business internationally and positions the Company as a leading producer of glass containers in the Asia-Pacific region. BTR Packaging is the sole glass container manufacturer in Australia and New Zealand, with leading market positions in those markets, and has operations in China and Indonesia. The Acquisition also significantly expands the Company's customer base and enhances its capabilities to serve as a global supplier for its customers. For over 30 years, the Company has provided technology and equipment to BTR Packaging's glass container operations under a series of technical assistance agreements.

    BTR Packaging is the leading supplier of custom polyethylene terephthalate ("PET") containers in North America, Australia and New Zealand, and has operations in the United Kingdom, the Netherlands, Mexico, Brazil, China, Hungary and Saudi Arabia. In addition, it is a leading manufacturer of rigid plastic containers, tubes and closures in Australia. In its plastics business, BTR Packaging focuses on the custom PET market, excluding carbonated soft drinks in the United States, and produces PET containers for a number of applications that require special processing to ensure heat resistance for food and beverage containers that are filled at high temperatures, and to enhance barrier protection in order to increase shelf life. BTR Packaging developed proprietary technologies for these heat-set, multi-layer barrier products and is recognized as a worldwide leader in multi-layer plastic packaging technology and product innovation, with more than 300 patents. BTR Packaging is a major supplier to a number of international food and beverage companies.

    BTR Packaging's international operations provide the Company with an expanded base from which to pursue growth of its plastics business internationally. Its product lines are complementary to the Company's existing product lines and provide the Company with cross-selling opportunities for its closures both domestically and internationally. Moreover, the Company intends to pursue growth opportunities for custom, multi-layer PET packaging products in the United States by broadening its customer base and internationally by using the Company's existing presence to pursue expansion into new markets for these products.

    In 1997, BTR Packaging's glass business had sales of $652 million and Adjusted EBITDA (as defined herein) of $232 million, resulting in an Adjusted EBITDA margin of 36%, and its plastics business had sales of $565 million and Adjusted EBITDA of $181 million, resulting in an Adjusted EBITDA margin of 32%.

BUSINESS STRATEGY

    The Company's business strategy is to:

    EXPAND INTERNATIONAL GLASS CONTAINER OPERATIONS

    The Company has expanded and intends to continue to expand its international glass container operations by (i) selectively acquiring companies with leading positions in growing markets, (ii) increasing the capacity of selected foreign affiliates, and (iii) expanding the global network of glass container companies that license the Company's technology. With the Acquisition, the Company has significant ownership positions in companies located in 19 foreign countries. On a pro forma basis, international glass net sales in 1997 were larger than domestic glass net sales for the first time in the Company's history. International glass net sales have grown from $640 million in 1992 to approximately $2.4 billion in 1997, on a pro forma basis giving effect to the Acquisition. The Company believes that demographic and economic trends in certain developing regions of the world, particularly portions of Latin America, Eastern Europe, India and China, where per capita glass container consumption is relatively low but growing, will lead to an increase in the demand for glass containers in these markets. These trends include rising disposable incomes, increasing processed food and beverage consumption, additional investments in such regions by multi-national food and beverage companies, many of which are existing customers of the Company, and a trend from the use of returnable containers to the purchase of one-way recyclable containers. In addition, the Company's international glass manufacturing operations generally benefit from lower production costs than its domestic manufacturing operations. Since 1991, excluding the Acquisition, the Company has made 11 international glass container acquisitions, including the acquisitions of manufacturing operations in India, Hungary, Finland, Estonia, China, the Czech Republic, Italy and Spain in 1995, 1996 and 1997. The Company believes the addition of BTR Packaging positions the Company to expand its global presence and to better serve the growing market for glass containers in the Asia-Pacific region. The Company also participates in regions of the world where it does not have an existing manufacturing presence by entering into technical assistance agreements with glass container manufacturers in such regions. In addition to the Company's consolidated subsidiaries and BTR Packaging, the Company has technical assistance agreements with 19 different companies in 19 countries covering services ranging from manufacturing and engineering assistance to support functions such as marketing, sales and administration.

    GROW PLASTICS PACKAGING BUSINESS BOTH DOMESTICALLY AND INTERNATIONALLY

    The Company intends to continue to grow its plastics packaging business both domestically and internationally by focusing on those segments of the plastics packaging market where customers seek to use distinctive packaging to differentiate their products. The Company believes the addition of BTR Packaging enhances its position as a leading producer of plastic containers and gives the Company access to industry-leading PET technology for custom containers. The Company believes it is the largest producer of rigid plastics packaging in North America, excluding the plastic carbonated soft drink container segment, a segment in which the Company has chosen not to participate. The Company believes its plastic container (blow molding) operations have the leading share of this segment of the rigid packaging market, with leading positions in household, personal care and health care products, and significant positions in food and automotive products. With the Acquisition, the Company also has the leading market share in custom PET containers, excluding those for carbonated soft drinks, in North America. The Company believes it is the largest producer of injection molded plastics packaging in North America, with leading positions in child resistant closures, tamper evident closures, dispensing packaging components and prescription vials. The Company intends to pursue cross-selling opportunities between its existing containers and closures businesses and BTR Packaging. The Company also believes it is a leading producer of plastic in-mold labels for the plastic container industry. Internationally, the Acquisition expands the Company's plastics packaging operations in Europe, Mexico and South America and add plastics packaging operations in Australia, New Zealand, Saudi Arabia and China. The Company believes it is a leader in technology and development of custom rigid plastic packaging products and has one of the shortest new product development cycles in the industry, enabling the Company to provide superior service in the service-sensitive custom plastics packaging market.

    IMPROVE DOMESTIC GLASS CONTAINER MARGINS

    The Company's domestic glass container strategy is focused on continuing to improve margins through greater machine and labor productivity. The Company believes that its internally developed machines are significantly more efficient and productive than those used by its competitors, making it the low-cost manufacturer and the recognized technological leader in the glass container manufacturing industry.

    The Company's glass container market strategy is to focus on growing or stable segments of the domestic glass container segment of the rigid packaging market, particularly those which can benefit from the Company's high productivity machines and strategic plant locations. The Company believes that glass containers are a preferred packaging alternative for many customers marketing premium products with a high quality image. Customers marketing premium beer, wine, liquor, juices and teas, baby food and many other food products choose glass containers as their package material of choice to help convey the high quality, purity and premium characteristics of their products. The Company believes it is the leading producer of glass containers for the beer, juices and teas, baby food and many other food markets. Unit shipments in the U.S. to brewers and food producers, including producers of juices and teas, approximated 90%, 90% and 87% of the Company's total U.S. glass container unit shipments for 1997, 1996 and 1995, respectively.

AMENDED BANK CREDIT AGREEMENT; REPAYMENT OF TERM LOAN

    The Company financed the approximately $3.6 billion purchase price for the BTR Transaction with borrowings under a new Second Amended and Restated Credit Agreement (the "Amended Bank Credit Agreement"). The Amended Bank Credit Agreement provides up to $7.0 billion in credit facilities and consists of (i) a $2.5 billion term loan to the Company (the "Term Loan") due by October 30, 1999 and (ii) a $4.5 billion revolving credit facility (the "Revolving Credit Facility") available to the Company, including a $1.75 billion fronted offshore loan revolving facility (the "Offshore Facility" and together with the Term Loan and the Revolving Credit Facility, the "Credit Facilities") available, subject to certain sublimits, to certain of the Company's foreign subsidiaries and denominated in certain foreign currencies. The Revolving Credit Facility, including the Offshore Facility, terminates on December 31, 2001. All of the obligations of the Company's foreign subsidiaries under the Offshore Facility are guaranteed by the Company. The Company intends to repay the Term Loan with the proceeds from the Offerings and the Rockware Sale.

    Loans under the Term Loan and the Revolving Credit Facility bear interest, at the Company's option, at the prime rate or a reserve adjusted eurodollar rate plus a margin linked to the Company's leverage ratio. Loans under the Offshore Facility ("Offshore Loans") bear interest, at the applicable borrower's option, at the applicable Offshore Base Rate (as defined in the Amended Bank Credit Agreement) or the applicable reserve Adjusted Offshore Periodic Rate (as defined in the Amended Bank Credit Agreement) plus a margin linked to the Company's leverage ratio. The Company pays the lenders a facility fee, initially established at 1/2% per annum on the outstanding principal amount of the Term Loan and the total Revolving Credit Facility commitments, subject to reduction (or increase, but not above 1/2%) based on attaining (or failing to attain) certain leverage ratios. The Company also paid certain underwriting and other fees to the lenders and agents upon the closing of the Amended Bank Credit Agreement.

    The Credit Facilities are unsecured. However, in the event the Company's leverage ratio exceeds a specified level as of June 30, 1999, the Company is required to (i) cause its direct wholly owned subsidiary, Owens-Illinois Group, Inc. ("Group") and the first- and second-tier subsidiaries of Group to guaranty the

Credit Facilities and (ii) cause the Credit Facilities, the Company guaranty and the subsidiary guarantees to be secured by pledges of the stock and intercompany debt obligations of Group and the other subsidiary guarantors. See "Risk Factors--Pledge Arrangements."

    The Amended Bank Credit Agreement contains, among other things, restrictions on the Company's and its subsidiaries' ability to incur indebtedness and liens, pay dividends, make distributions or other payments, engage in mergers and consolidations, make investments and acquisitions, sell assets and engage in certain transactions with affiliates. In addition, the Company is required to maintain compliance with certain covenants relating to interest coverage and leverage. The Amended Bank Credit Agreement also contains customary events of default, including upon a change of control.

    The principal executive office of the Company is located at One SeaGate, Toledo, Ohio 43666; the telephone number is (419) 247-5000.

                                  THE OFFERING

Securities Offered..............................  $250,000,000 aggregate principal amount of Senior Notes due
                                                  2008 (the "Notes").

Maturity Date...................................  The Notes will mature on May 15, 2008.

Interest Payment Dates..........................  May 15, and November 15, commencing November 15, 1998.

Optional Redemption.............................  The Notes are not subject to redemption prior to maturity.

Ranking.........................................  The Notes will be senior unsecured obligations of the Company and will rank PARI PASSU with all other senior unsecured
                                                  obligations of the Company, including any obligations under the
                                                  Amended Bank Credit Agreement, and senior in right of payment to all existing and future subordinated debt of the Company.
                                                  Substantially all of the operations of the Company are
                                                  conducted through its subsidiaries. Therefore, the Notes will be effectively subordinated to the claims of creditors of such subsidiaries. At March 31, 1998, on a pro forma basis after giving effect to the Offerings and the Acquisition and related financing, the Company, excluding its subsidiaries, would have had approximately $5.0 billion of indebtedness outstanding and the Company's subsidiaries would have had approximately $2.7 billion of liabilities.

Covenants.......................................  The Indenture governing the Notes will contain covenants that, among other things, (i) limit transactions by the Company and its subsidiaries with affiliates, (ii) limit the ability of the
                                                  Company and its subsidiaries to create certain liens, (iii)
                                                  limit investments in Unrestricted Subsidiaries (as defined) and
                                                  (iv) limit the ability of the Company to consolidate or merge with or into or transfer all or substantially all of its assets to another person. The foregoing restrictions are subject to a number of significant exceptions. See "Description of the
                                                  Notes."

Use of Proceeds.................................  The net proceeds from the Debt Offerings, together with the net proceeds from the Equity Offerings, will be used to repay a portion of the Term Loan. See "Use of Proceeds."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

    The actual consolidated financial data presented below relate to each of the three month periods ended March 31, 1998 and 1997 and each of the three years in the period ended December 31, 1997. The actual financial data for the three month periods ended March 31, 1998 and 1997 were derived from the unaudited consolidated financial statements of the Company, which in the opinion of management, reflect all adjustments necessary, which consist only of normal recurring adjustments, for a fair presentation of the interim period financial data. The results of the three months are not necessarily indicative of the results to be expected for the full year. The actual consolidated financial data related to each of the three years in the period ended December 31, 1997 have been derived from the Company's Consolidated Financial Statements which were audited by Ernst & Young LLP, independent auditors. The data set forth are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, the notes thereto and the other financial data and statistical information included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. See "Selected Consolidated Financial Data."

    The unaudited pro forma information presented below was derived from the unaudited pro forma condensed consolidated financial statements and notes thereto (the "Pro Forma Statements") included in this Prospectus Supplement under "Unaudited Pro Forma Condensed Consolidated Financial Information."

                                                                     THREE MONTHS ENDED MARCH 31,
                                                              ------------------------------------------
                                                                    1998(A)               1997(A)
                                                              --------------------  --------------------
                                                              PRO FORMA   ACTUAL    PRO FORMA   ACTUAL
                                                              ---------  ---------  ---------  ---------
                                                                     (MILLIONS OF DOLLARS, EXCEPT
                                                                  RATIOS, SHARE AND PER SHARE DATA)
CONSOLIDATED OPERATING RESULTS:
Revenues:
Net sales...................................................  $ 1,383.9  $ 1,098.5  $ 1,367.2  $ 1,056.3
Other(b)....................................................       64.0       59.7       64.2       59.9
                                                              ---------  ---------  ---------  ---------
                                                                1,447.9    1,158.2    1,431.4    1,116.2
Costs and expenses:
Manufacturing, shipping and delivery........................    1,069.5      861.1    1,075.2      844.9
Research, engineering, selling, administrative and
  other(c)..................................................      158.9      114.8      130.2      101.0
                                                              ---------  ---------  ---------  ---------
Earnings before interest expense, income taxes and minority
  share owners' interests...................................      219.5      182.3      226.0      170.3
Interest expense............................................      104.6       65.2      124.2       85.9
                                                              ---------  ---------  ---------  ---------
Earnings before income taxes and minority share owners'
  interests.................................................      114.9      117.1      101.8       84.4
Provision for income taxes(d)...............................       35.8       28.8       33.3       23.4
Minority share owners' interests in earnings of
  subsidiaries..............................................        4.9        7.9        6.6        6.4
                                                              ---------  ---------  ---------  ---------
Net earnings................................................  $    74.2  $    80.4  $    61.9  $    54.6
                                                              ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------
Net earnings per share of common stock:
  Basic.....................................................  $    0.45  $    0.57  $    0.42  $    0.44
  Diluted...................................................       0.44       0.56       0.41       0.44

OTHER DATA:
EBITDA(e)...................................................      347.5      266.4      348.5      244.5
Adjusted EBITDA(f)..........................................      350.1      264.2      346.3      242.3
Depreciation................................................      105.2       74.9      102.4       67.7
Amortization of excess cost and intangibles.................       28.7       15.1       27.9       14.3
Additions to property, plant and equipment..................      141.1      103.6      113.8       76.6
Ratio of earnings to fixed charges..........................       2.0x       2.6x       1.7x       1.8x
Ratio of earnings to combined fixed charges and preferred
  stock dividends...........................................       1.9x       2.6x       1.6x       1.8x
Ratio of Adjusted EBITDA to interest expense................       3.3x       4.1x       2.8x       2.8x
Weighted average shares outstanding (000's).................    154,420    140,620    135,613    121,813
Weighted diluted average shares (000's)(g)..................    156,205    142,405    138,269    124,469

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital.............................................  $     932  $     717             $     650
Total assets................................................     10,307      6,895                 6,695
Total debt..................................................      5,506      3,388                 3,570
Share owners' equity........................................      2,324      1,385                   757

                                                        (FOOTNOTES ON PAGE S-11)

                                                                              YEARS ENDED DECEMBER 31,
                                                                     ------------------------------------------
                                                                     PRO FORMA              ACTUAL
                                                                     ---------  -------------------------------
                                                                      1997(A)    1997(A)     1996       1995
                                                                     ---------  ---------  ---------  ---------
                                                                            (MILLIONS OF DOLLARS, EXCEPT
                                                                         RATIOS, SHARE AND PER SHARE DATA)
CONSOLIDATED OPERATING RESULTS:
Revenues:
Net sales..........................................................  $ 5,875.7  $ 4,658.5  $ 3,845.7  $ 3,763.2
Other(b)...........................................................      204.5      169.9      130.5      117.8
                                                                     ---------  ---------  ---------  ---------
                                                                       6,080.2    4,828.4    3,976.2    3,881.0
Costs and expenses:
Manufacturing, shipping and delivery...............................    4,543.0    3,666.4    3,025.6    2,948.5
Research, engineering, selling, administrative and other(c)........      570.6      407.0      323.9      322.9
                                                                     ---------  ---------  ---------  ---------
Earnings before interest expense, income taxes, minority share
  owners' interests, and extraordinary items.......................      966.6      755.0      626.7      609.6
Interest expense...................................................      457.9      302.7      302.6      299.6
                                                                     ---------  ---------  ---------  ---------
Earnings before income taxes, minority share owners' interests and
  extraordinary items..............................................      508.7      452.3      324.1      310.0
Provision for income taxes.........................................      171.4      148.5      104.9      100.8
Minority share owners' interests in earnings of subsidiaries.......       24.4       31.4       28.1       40.1
                                                                     ---------  ---------  ---------  ---------
Earnings before extraordinary items................................  $   312.9  $   272.4  $   191.1  $   169.1
                                                                     ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------
Earnings before extraordinary items per share of common stock:
  Basic............................................................  $    1.98  $    2.03  $    1.58  $    1.40
  Diluted..........................................................       1.97       2.01       1.55       1.37

OTHER DATA:
EBITDA(e)..........................................................  $ 1,464.4  $ 1,070.8  $   871.0  $   813.0
Adjusted EBITDA(f).................................................    1,481.3    1,068.6      871.0      813.0
Depreciation.......................................................      411.2      283.5      219.8      188.3
Amortization of excess cost and intangibles........................      110.2       55.9       46.8       44.8
Additions to property, plant and equipment.........................      627.2      471.3      388.4      283.6
Ratio of earnings to fixed charges.................................       2.0x       2.4x       2.0x       1.9x
Ratio of earnings to combined fixed charges and preferred stock
  dividends........................................................       1.9x       2.3x       1.9x       1.9x
Ratio of Adjusted EBITDA to interest expense.......................       3.2x       3.5x       2.9x       2.7x
Ratio of total debt to Adjusted EBITDA.............................                  3.1x       3.9x       3.5x
Weighted average shares outstanding (000's)........................    147,397    133,597    120,276    119,343
Weighted diluted average shares (000's)(g).........................    149,476    135,676    123,567    123,161

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital....................................................             $     604  $     380  $     328
Total assets.......................................................                 6,845      6,105      5,439
Total debt.........................................................                 3,324      3,395      2,833
Share owners' equity...............................................                 1,342        730        532

                                                   (FOOTNOTES ON FOLLOWING PAGE)

(FOOTNOTES FROM PREVIOUS PAGES)

------------------------------

(a) Results of operations since January 1997 include the acquisition of AVIR S.p.A. ("AVIR"). Also during the period from May to October 1997, the Company completed a refinancing plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(b) Other revenues includes: (1) a net gain of $18.5 million ($11.4 million after tax) related to the termination of a license agreement, including charges for related equipment writeoffs and capacity adjustments in the three months ended March 31, 1998 and (2) a gain from a divestiture of $16.3 million ($16.3 million after tax) in the three months ended March 31, 1997 and in the year ended December 31, 1997.

(c) In the first quarter of 1998, the Company recorded charges of $16.3 million ($10.1 million after tax) for the settlement of certain environmental litigation and for severance costs at certain international affiliates. In the first quarter of 1998, BTR Packaging recorded exchange losses of $4.2 million resulting from devaluation of the Indonesian currency and charges of $4.8 million ($3.1 million after tax) for severance costs. In the first quarter of 1997, the Company recorded a charge of $14.1 million ($8.7 million after tax) principally for the estimated cost of guaranteed lease obligations of a previously divested business. In the fourth quarter of 1995, the Company recorded a charge of $40.0 million ($24.7 million after tax) to write down the asbestos insurance asset and a net credit of $40.0 million ($24.7 million after tax) primarily from the reduction of previously established restructuring reserves. In 1997, BTR Packaging recorded charges of $19.1 million ($12.2 million after tax) for capacity curtailment and restructuring.

(d) In the first quarter of 1998, the Company recorded a tax benefit of $15.1 million to adjust net deferred income tax liabilities as a result of changes in Italy's tax laws.

(e) EBITDA is comprised of earnings from continuing operations before interest expense, income taxes, minority share owners' interests and extraordinary items and excludes depreciation, amortization of excess cost and intangibles and interest income of $5.9 million (pro forma and actual) and $7.8 million (pro forma and actual) in the three month periods ended March 31, 1998 and 1997, respectively, and $23.6 million (pro forma and actual), $22.3 million and $29.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. EBITDA is a measure of the Company's ability to service its debt. It is not an alternative to net income as a measure of the Company's results of operations (as interest income, interest expense, depreciation, amortization, income taxes, minority share owners' interests and extraordinary items are included in the determination of net income) or to cash flows as a measure of liquidity (as cash flows include the cash effects of all operating, financing and investing activities). Rather, it is included herein because EBITDA is a widely accepted financial indicator used by certain investors and financial analysts to assess and compare companies on the basis of operating performance. EBITDA as computed may not be comparable to similarly-titled measures of other companies.

(f) Adjusted EBITDA excludes: (1) a net gain of $18.5 million in the three months ended March 31, 1998; (2) unusual charges of $16.3 million in the three months ended March 31, 1998 ($21.1 million on a pro forma basis); (3) a gain from a divestiture of $16.3 million in the three months ended March 31, 1997 and in the year ended December 31, 1997 and (4) unusual charges of $14.1 million in the three months ended March 31, 1997 and in the year ended December 31, 1997 ($33.2 million on a pro forma basis in the year ended December 31, 1997) (see footnotes (b) and (c) above).

(g) Shares of Common Stock issuable upon conversion of the Convertible Preferred Stock in the pro forma periods and stock options to purchase 11,429, 146,975 and 781,290, weighted average shares of Common Stock which were outstanding during the year end periods of 1997, 1996 and 1995, respectively, were not included in the computation of diluted earnings per share because the effect would be antidilutive.

                                  RISK FACTORS

    PURCHASERS OF THE NEW SENIOR DEBT SECURITIES OFFERED HEREBY SHOULD CONSIDER THE SPECIFIC FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THIS PROSPECTUS SUPPLEMENT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SUCH STATEMENTS ARE INDICATED BY WORDS OR PHRASES SUCH AS "ANTICIPATE," "ESTIMATE," "PROJECTS," "MANAGEMENT BELIEVES," "THE COMPANY BELIEVES," "INTENDS," "EXPECTS" AND SIMILAR WORDS OR PHRASES. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES OR ASSUMPTIONS AND MAY BE AFFECTED BY CERTAIN OTHER FACTORS, INCLUDING THE SPECIFIC FACTORS SET FORTH BELOW. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY MAY VARY MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS IN THIS PARAGRAPH. THE COMPANY DISCLAIMS ANY OBLIGATION TO PUBLICLY ANNOUNCE THE RESULTS OF ANY REVISIONS TO ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT FUTURE EVENTS OR DEVELOPMENTS.

LEVERAGE; RESTRICTIVE DEBT COVENANTS

    At March 31, 1998, the Company had $3.4 billion of outstanding indebtedness. At March 31, 1998, on a pro forma basis after giving effect to the Acquisition, the Offerings and the anticipated use of proceeds, the Company's total indebtedness would have been $5.5 billion. The Company has indebtedness that is substantial in relation to its share owners' equity. At March 31, 1998, on a pro forma basis after giving effect to the Acquisition, the Offerings and the anticipated use of proceeds, the Company would have had a ratio of total debt to share owners' equity of 2.4 to 1.0. See "Consolidated Capitalization" and "Unaudited Pro Forma Condensed Consolidated Financial Information."

    The Company's Amended Bank Credit Agreement contains, among other things, certain restrictions on the ability of the Company and its subsidiaries to incur additional indebtedness, pay dividends, make distributions or other payments and create liens, and limitations on the Company's subsidiaries' abilities to make certain payments and create liens. Under the Amended Bank Credit Agreement, the Company will also be required to maintain compliance with certain financial ratios and tests.

    The pro forma financial information in this Prospectus Supplement assumes that the Company will receive proceeds of $0.6 billion in connection with the sale of Rockware Glass and will issue $1.1 billion of New Senior Debt Securities. The actual proceeds from the Rockware Sale will be determined at the time the Rockware Sale is completed and may be less than $0.6 billion. In addition, consummation of the Equity Offerings is not subject to consummation of the Debt Offerings. If the Company does not consummate the Debt Offerings (or issues less than $1.1 billion of New Senior Debt Securities) and/or the Company receives less than $0.6 billion in proceeds from the Rockware Sale, outstanding borrowings under the Term Loan will be higher than the borrowings reflected in the pro forma financial information. Any increase in the Company's leverage could affect the Company's ability to meet its financial ratios under the Amended Bank Credit Agreement. See "--Pledge Arrangements." Amounts outstanding under the Term Loan must be repaid by October 30, 1999. The restrictions contained in the Amended Bank Credit Agreement, combined with the short term nature of the Term Loan and the leveraged nature of the Company, could limit the ability of the Company to refinance borrowings under the Credit Facilities, to effect future financings, to implement its acquisition strategy or otherwise may restrict corporate activities. However, the Company does not believe that existing levels of debt have had, or that anticipated levels of debt will have, a material adverse effect on its ability to compete with its competitors.

    Any failure by the Company to comply with the covenants and restrictions contained in the Amended Bank Credit Agreement or any of the indentures relating to its outstanding debt could result in a default thereunder, which in turn could cause such indebtedness (and by reason of cross-default provisions, other indebtedness) to be declared immediately due and payable. The ability of the Company to comply with these provisions may be affected by events beyond its control.

HOLDING COMPANY STRUCTURE

    The operations of the Company are conducted principally through its indirectly owned operating subsidiaries, and therefore the Company is dependent on the cash flow of its subsidiaries to meet its debt obligations, including its obligations under the New Senior Debt Securities. The claims of holders of the New Senior Debt Securities will be effectively subordinated to the prior claims of creditors, including trade creditors, of the operating subsidiaries. At March 31, 1998, on a pro forma basis after giving effect to the Offerings and the Acquisition and related financing, the total current and other liabilities and long-term debt of the operating subsidiaries included in the Company's consolidated liabilities would have been approximately $2.7 billion. The amount of the direct liabilities of the operating subsidiaries may fluctuate significantly depending on a number of factors, including the amount of subsidiary borrowings and other liabilities. Although the Amended Bank Credit Agreement will contain certain restrictions on the incurrence of indebtedness by the Company's subsidiaries, the Indenture does not contain any such restrictions. See "Description of the Notes--Covenants."

PLEDGE ARRANGEMENTS

    The Credit Facilities are unsecured. However, in the event the Company's leverage ratio exceeds a specified level as of June 30, 1999, the Company is required to (i) cause Group and the first- and second-tier subsidiaries of Group to guaranty the Credit Facilities and (ii) cause the Credit Facilities, the Company guaranty and the subsidiary guarantees to be secured by pledges of the stock and intercompany debt obligations of Group and the other subsidiary guarantors (the "Pledged Collateral"). If these events occur, the Indenture for the New Senior Debt Securities will provide, and the indenture for the Company's $300 million aggregate principal amount of 7.85% Senior Notes due 2004 and $300 million aggregate principal amount of 8.10% Senior Notes due 2007 (collectively, the "Other Senior Notes") provides, that the Company must make effective provision for the New Senior Debt Securities and the Other Senior Notes to be directly secured equally and ratably with the Indebtedness (as defined in the Indenture) so secured. As a result, the Company's obligations under the New Senior Debt Securities and the Other Senior Notes would be secured by the Pledged Collateral. Under the pledge agreements and related intercreditor arrangements, Bankers Trust Company, as collateral agent (the "Collateral Agent") would agree to exercise any remedies with respect to the Pledged Collateral as directed by the secured parties holding 51% or more of the sum of
(i) amounts outstanding under the Credit Facilities and all unused commitments thereunder and (ii) the aggregate outstanding principal amount of New Senior Debt Securities and Other Senior Notes. In addition, under the pledge agreements, the lenders under the Credit Facilities would have the right to release the Pledged Collateral. If these arrangements were effective as of the closing of the Offerings, based on the amounts the Company expects to be outstanding under the Credit Facilities after giving effect to the Offerings and the use of proceeds therefrom, the lenders under the Credit Facilities would have the ability to direct the Collateral Agent with respect to the exercise of remedies with respect to, and releases of, the Pledged Collateral. Under these circumstances, actions could be taken under the pledge agreements that might be construed to be adverse to the interests of the holders of New Senior Debt Securities and the Other Senior Notes. See "Prospectus Supplement Summary-- Amended Bank Credit Agreement; Repayment of Term Loan."

RISKS ASSOCIATED WITH THE INTEGRATION OF OTHER BUSINESSES

    The Company's growth strategy includes the acquisition of complementary businesses. The acquisition of BTR Packaging and any future acquisitions by the Company are subject to various risks and uncertainties, including the inability to assimilate effectively the operations, products, technologies and personnel of the acquired companies (some of which are located in diverse geographic regions), the potential disruption of the Company's existing business, the inability to maintain uniform standards, controls, procedures and policies, the need or obligation to divest portions of the acquired companies and the potential impairment of relationships with customers. In addition, there can be no assurance that the integration and consolidation of other businesses, including BTR Packaging, will achieve cost savings and operating synergies.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

    The Company operates manufacturing and other facilities on five continents and sells its products in over 25 countries. In addition, the Company expects to commit substantial resources to expand into new markets internationally. On a pro forma basis after giving effect to the Acquisition, net sales of the Company's international operations in 1997 totaled approximately $2.7 billion, representing approximately 46% of the Company's net sales. As a result of its international operations, the Company is subject to risks associated with operating in foreign countries, including political, social and economic instability; war and civil disturbances; taking of property by nationalization or expropriation without fair compensation; changes in government policies and regulations; devaluations and fluctuations in currency exchange rates; imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries; imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries; hyperinflation in certain foreign countries and imposition or increase of investment and other restrictions or requirements by foreign governments. Although such risks have not had a material adverse effect on the Company in the past, no assurance can be given that such risks will not have a material adverse effect on the Company in the future. See "Business" and "BTR Packaging."

SIGNIFICANT KKR EQUITY INVESTMENT

    After giving effect to the Common Stock Offering, and based on shares of Common Stock outstanding as of May 13, 1998, approximately 23.3% of the outstanding shares of Common Stock of the Company will be held by three limited partnerships (the "KKR Partnerships"), the general partner of each of which is KKR Associates, L.P. ("KKR Associates"), an affiliate of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). KKR Associates has sole voting and investment power with respect to such shares. Consequently, KKR Associates and its general partners will be able to exercise significant influence over the business of the Company by virtue of their existing majority representation on the Board of Directors of the Company and their voting power with respect to the election of directors and actions requiring stockholder approval. In addition, KKR renders consulting and financial services to the Company and receives quarterly management fees.

TERMINATION OF KKR PARTNERSHIPS

    The limited partnership agreements pursuant to which two of the KKR Partnerships were organized will, by their terms, expire on December 31, 1999, unless amended by all of the limited partners to extend the term beyond such date. There can be no assurance that KKR Associates, as general partner of the KKR Partnerships, will seek an amendment or, if sought, that an amendment will be approved by the limited partners. If the partnership agreements expire, the limited partnerships will dissolve. In the event of the dissolution and winding up of the limited partnerships, KKR Associates will have sole discretion regarding the timing (which may be one or more years after the expiration of the partnership agreements) and manner of the disposition of any Common Stock held by such limited partnerships, including public or private sales of such Common Stock, the distribution of such Common Stock to the limited partners of the limited partnerships or a combination of the foregoing.

ABSENCE OF A PUBLIC MARKET FOR THE NEW SENIOR DEBT SECURITIES

    Each series of the New Senior Debt Securities will be new securities for which there currently is no market. Although the Underwriters have informed the Company that they currently intend to make a market in the New Senior Debt Securities, they are not obligated to do so, and any such market making may be discontinued at any time without notice. If the Underwriters cease to act as market makers for the New Senior Debt Securities for any reason, there can be no assurance that another firm or person will make a market in the New Senior Debt Securities. There can be no assurance that an active market for any series of the New Senior Debt Securities will develop or, if a market does develop for one or more series of New Senior Debt Securities, at what price those New Senior Debt Securities will trade. The Company does not intend to apply for listing of any series of the New Senior Debt Securities on any securities exchange or for quotation through the Nasdaq National Market.

                                USE OF PROCEEDS

    The net proceeds to the Company from the Offerings are estimated to be $2,026.3 million after deducting underwriting discounts and estimated offering expenses ($2,153.8 million if the over-allotment options with respect to the Equity Offerings are exercised in full). The Company intends to use the net proceeds for the repayment of a portion of the Term Loan incurred in connection with the BTR Transaction. Borrowings under the Term Loan mature on October 30, 1999 and bear interest, at the Company's option, at the prime rate or a reserve adjusted eurodollar rate plus a margin linked to the Company's leverage ratio. If the over-allotment option is exercised with respect to the Common Stock Offering, the Company intends to satisfy a portion of its obligations with respect thereto by acquiring shares of Common Stock from a grantor trust that was established by the Company and currently holds approximately 1.2 million shares of Common Stock, which were acquired in 1991.

    The following table sets forth a summary of the expected sources and uses of funds (in millions of dollars):

SOURCES OF FUNDS
Common Stock Offering.............................................................  $   577.0
Preferred Stock Offering..........................................................      400.0
$350 million aggregate principal amount of Senior Notes due 2005..................      350.0
$250 million aggregate principal amount of Senior Notes due 2008..................      250.0
$250 million aggregate principal amount of Senior Debentures due 2010.............      250.0
$250 million aggregate principal amount of Senior Debentures due 2018.............      250.0
                                                                                    ---------
    Total sources of funds........................................................  $ 2,077.0
                                                                                    ---------
                                                                                    ---------
USES OF FUNDS
Repayment of Term Loan............................................................  $ 1,982.1
Estimated Fees and Expenses (including underwriters' discounts)...................       94.9
                                                                                    ---------
    Total uses of funds...........................................................  $ 2,077.0
                                                                                    ---------
                                                                                    ---------

                          CONSOLIDATED CAPITALIZATION

    The following table sets forth as of March 31, 1998 (i) the historical consolidated capitalization of the Company and (ii) the consolidated capitalization of the Company giving pro forma effect to the Acquisition and related financing and adjusted to give effect to the Offerings and the application of the estimated net proceeds as described in "Use of Proceeds." The table should be read in conjunction with the Consolidated Financial Statements, the notes thereto and the other financial data and statistical information included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. See "Unaudited Pro Forma Condensed Consolidated Financial Information" and "Selected Consolidated Financial Data."

                                                                                             AT MARCH 31, 1998
                                                                                           ----------------------
                                                                                                       PRO FORMA
                                                                                            ACTUAL    AS ADJUSTED
                                                                                           ---------  -----------

                                                                                           (MILLIONS OF DOLLARS,
                                                                                                EXCEPT SHARE
                                                                                           AND PER SHARE AMOUNTS)
Current debt:
  Short-term loans.......................................................................  $   127.3   $   127.3
  Long-term debt due within one year.....................................................       52.9        52.9
                                                                                           ---------  -----------
      Total current debt.................................................................  $   180.2   $   180.2
                                                                                           ---------  -----------
                                                                                           ---------  -----------
Long-term debt:
  Bank credit agreements.................................................................    2,243.0     3,260.9(a)

  11% Senior Debentures due 1999 to 2003.................................................       42.6        42.6
  7.85% Senior Notes due 2004............................................................      300.0       300.0
  7.15% Senior Notes due 2005............................................................                  350.0
  8.10% Senior Notes due 2007............................................................      300.0       300.0
  7.35% Senior Notes due 2008............................................................                  250.0
  7.50% Senior Debentures due 2010.......................................................                  250.0
  7.80% Senior Debentures due 2018.......................................................                  250.0
                                                                                           ---------  -----------
      Total notes and debentures.........................................................      642.6     1,742.6

  Other..................................................................................      322.1       322.1
                                                                                           ---------  -----------
      Total long-term debt...............................................................    3,207.7     5,325.6

Share owners' equity:
  Convertible preferred stock............................................................                  387.7
  Exchangeable preferred stock...........................................................       20.1        20.1
  Common stock, par value $.01 per share, 140,766,753 shares outstanding, 154,566,753
    shares outstanding as adjusted(b)....................................................        1.4         1.5
  Capital in excess of par value.........................................................    1,568.9     2,125.6
  Deficit................................................................................       (9.9)      (15.6)(c)
  Other accumulated comprehensive income.................................................     (195.2)     (195.2)
                                                                                           ---------  -----------
      Total share owners' equity.........................................................    1,385.3     2,324.1
                                                                                           ---------  -----------
Total capitalization.....................................................................  $ 4,593.0   $ 7,649.7
                                                                                           ---------  -----------
                                                                                           ---------  -----------

------------------------

(a) Includes $3.0 billion additional borrowings under the Amended Bank Credit Agreement in connection with the Acquisition and $1,982.1 million repayment of a portion of the Term Loan.

(b) Excludes 1,995,981 shares of Common Stock issuable pursuant to immediately exercisable stock options outstanding as of March 31, 1998.

(c) The deficit has been increased by $5.7 million for the write-off of unamortized finance fees associated with repayment of the Term Loan portion of the Amended Bank Credit
                                     Agreement.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

    The unaudited pro forma condensed consolidated statement of results of operations contained in this Prospectus Supplement gives effect to the following transactions and events as if they had occurred at the beginning of the period presented: (i) the Acquisition and related financing; (ii) the sale and issuance of 13,800,000 shares of Common Stock in the Common Stock Offering at an offering price of $41.8125 per share; (iii) the sale and issuance of 8,000,000 shares of Preferred Stock in the Preferred Stock Offering at an offering price of $50.00 per share; (iv) the sale and issuance of an aggregate $1.1 billion principal amount of New Senior Debt Securities in the Debt Offerings and (v) repayment of the Term Loan and payment of other fees and expenses in connection with the Offerings. For further information on the Acquisition, see "Prospectus Supplement Summary--The Company" and "--Overview of BTR Packaging."

    The unaudited pro forma condensed consolidated balance sheet contained in this Prospectus Supplement gives effect to the foregoing transactions and events as if they had occurred on March 31, 1998.

    THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS ARE PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE CONSTRUED TO BE INDICATIVE OF THE COMPANY'S CONSOLIDATED FINANCIAL POSITION OR RESULTS OF OPERATIONS HAD SUCH EVENTS BEEN CONSUMMATED ON THE DATES ASSUMED. THE COMPANY'S ACTUAL CONSOLIDATED FINANCIAL POSITION AND RESULTS OF OPERATIONS IN FUTURE PERIODS WILL BE AFFECTED BY VARIOUS FACTORS, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL, INCLUDING FLUCTUATIONS IN THE COMPANY'S EARNINGS AND INCREASES IN THE NUMBER OF OUTSTANDING SHARES OF THE COMPANY'S COMMON STOCK. THE PRO FORMA STATEMENTS DO NOT, THEREFORE, PROJECT THE COMPANY'S FINANCIAL POSITION OR RESULTS OF OPERATIONS FOR ANY FUTURE DATE OR PERIOD. Notwithstanding the foregoing, the Company believes that the assumptions made with respect to such events provide a reasonable basis on which to present the Pro Forma Statements.

    The unaudited pro forma condensed consolidated financial information and accompanying notes should be read in conjunction with the Consolidated Financial Statements, the notes thereto and the other financial data contained elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF RESULTS OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998

                                                                              THREE MONTHS ENDED MARCH 31, 1998
                                                                  ---------------------------------------------------------
                                                                                                                PRO FORMA
                                                                                 ACQUISITION     OFFERINGS          AS
                                                                   ACTUAL        ADJUSTMENTS(A)  ADJUSTMENTS   ADJUSTED(D)
                                                                  --------       ---------       -------       ------------
                                                                  (MILLIONS OF DOLLARS, EXCEPT RATIOS, SHARE AND PER SHARE
                                                                                            DATA)
Revenues:
Net sales.......................................................  $1,098.5       $  285.4                        $1,383.9
Other...........................................................      59.7            4.3                            64.0
                                                                  --------       ---------                     ------------
                                                                   1,158.2          289.7                         1,447.9
Costs and expenses:
Manufacturing, shipping and delivery............................     861.1          208.4                         1,069.5
Research, engineering, selling, administrative and other........     114.8           44.1                           158.9
                                                                  --------       ---------                     ------------
                                                                     975.9          252.5                         1,228.4
                                                                  --------       ---------                     ------------
Earnings before interest expense, income taxes and minority
  share owners' interests.......................................     182.3           37.2                           219.5
Interest expense................................................      65.2           47.9        $ (8.5)(b)         104.6
                                                                  --------       ---------       -------       ------------
Earnings before income taxes and minority share owners'
  interests.....................................................     117.1          (10.7)          8.5             114.9
Provision for income taxes......................................      28.8            3.8           3.2(c)           35.8
Minority share owners' interests in earnings (losses) of
  subsidiaries..................................................       7.9           (3.0)                            4.9
                                                                  --------       ---------       -------       ------------
Net earnings....................................................      80.4       $  (11.5)       $  5.3              74.2
                                                                                 ---------       -------
                                                                                 ---------       -------
Exchangeable Preferred Stock dividends..........................        .4                                             .4
Convertible Preferred Stock dividends...........................                                                      4.8(e)
                                                                  --------                                     ------------
Earnings available to common share owners.......................  $   80.0                                       $   69.0
                                                                  --------                                     ------------
                                                                  --------                                     ------------
Net earnings per share of common stock:
    Basic.......................................................  $   0.57                                       $   0.45
                                                                  --------                                     ------------
                                                                  --------                                     ------------
    Diluted.....................................................  $   0.56                                       $   0.44
                                                                  --------                                     ------------
                                                                  --------                                     ------------

Weighted average shares outstanding (000's).....................   140,620                                        154,420
Weighted diluted average shares (000's).........................   142,405                                        156,205(f)

Ratio of earnings to fixed charges..............................      2.6x                                           2.0x
Ratio of earnings to combined fixed charges and preferred stock
  dividends.....................................................      2.6x                                           1.9x

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF RESULTS OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997

                                                                              THREE MONTHS ENDED MARCH 31, 1997
                                                                  ---------------------------------------------------------
                                                                                                                PRO FORMA
                                                                                 ACQUISITION     OFFERINGS          AS
                                                                   ACTUAL        ADJUSTMENTS(A)  ADJUSTMENTS   ADJUSTED(D)
                                                                  --------       ---------       -------       ------------
                                                                  (MILLIONS OF DOLLARS, EXCEPT RATIOS, SHARE AND PER SHARE
                                                                                            DATA)
Revenues:
Net sales.......................................................  $1,056.3       $  310.9                        $1,367.2
Other...........................................................      59.9            4.3                            64.2
                                                                  --------       ---------                     ------------
                                                                   1,116.2          315.2                         1,431.4
Costs and expenses:
Manufacturing, shipping and delivery............................     844.9          230.3                         1,075.2
Research, engineering, selling, administrative and other........     101.0           29.2                           130.2
                                                                  --------       ---------                     ------------
                                                                     945.9          259.5                         1,205.4
                                                                  --------       ---------                     ------------
Earnings before interest expense, income taxes and minority
  share owners' interests.......................................     170.3           55.7                           226.0
Interest expense................................................      85.9           44.7        $ (6.4)(b)         124.2
                                                                  --------       ---------       -------       ------------
Earnings before income taxes and minority share owners'
  interests.....................................................      84.4           11.0           6.4             101.8
Provision for income taxes......................................      23.4            7.5           2.4(c)           33.3
Minority share owners' interests in earnings (losses) of
  subsidiaries..................................................       6.4             .2                             6.6
                                                                  --------       ---------       -------       ------------
Net earnings....................................................      54.6       $    3.3        $  4.0              61.9
                                                                                 ---------       -------
                                                                                 ---------       -------
Exchangeable Preferred Stock dividends..........................        .4                                             .4
Convertible Preferred Stock dividends...........................                                                      4.8(e)
                                                                  --------                                     ------------
Earnings available to common share owners.......................  $   54.2                                       $   56.7
                                                                  --------                                     ------------
                                                                  --------                                     ------------
Net earnings per share of common stock:
    Basic.......................................................  $   0.44                                       $   0.42
                                                                  --------                                     ------------
                                                                  --------                                     ------------
    Diluted.....................................................  $   0.44                                       $   0.41
                                                                  --------                                     ------------
                                                                  --------                                     ------------

Weighted average shares outstanding (000's).....................   121,813                                        135,613
Weighted diluted average shares (000's).........................   124,469                                        138,269(f)

Ratio of earnings to fixed charges..............................      1.8x                                           1.7x
Ratio of earnings to combined fixed charges and preferred stock
  dividends.....................................................      1.8x                                           1.6x

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF RESULTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                YEAR ENDED DECEMBER 31, 1997
                                                                  ---------------------------------------------------------
                                                                                                                PRO FORMA
                                                                                 ACQUISITION     OFFERINGS          AS
                                                                   ACTUAL        ADJUSTMENTS(A)  ADJUSTMENTS   ADJUSTED(D)
                                                                  --------       ---------       -------       ------------
                                                                  (MILLIONS OF DOLLARS, EXCEPT RATIOS, SHARE AND PER SHARE
                                                                                            DATA)
Revenues:
Net sales.......................................................  $4,658.5       $1,217.2                        $5,875.7
Other...........................................................     169.9           34.6                           204.5
                                                                  --------       ---------                     ------------
                                                                   4,828.4        1,251.8                         6,080.2
Costs and expenses:
Manufacturing, shipping and delivery............................   3,666.4          876.6                         4,543.0
Research, engineering, selling, administrative and other........     407.0          163.6                           570.6
                                                                  --------       ---------                     ------------
                                                                   4,073.4        1,040.2                         5,113.6
                                                                  --------       ---------                     ------------
Earnings before interest expense, income taxes, minority share
  owners' interests and extraordinary items.....................     755.0          211.6                           966.6
Interest expense................................................     302.7          183.3        $(28.1)(b)         457.9
                                                                  --------       ---------       -------       ------------
Earnings before income taxes, minority share owners' interests
  and extraordinary items.......................................     452.3           28.3          28.1             508.7
Provision for income taxes......................................     148.5           12.2          10.7(c)          171.4
Minority share owners' interests in earnings (losses) of
  subsidiaries..................................................      31.4           (7.0)                           24.4
                                                                  --------       ---------       -------       ------------
Earnings before extraordinary items.............................     272.4       $   23.1        $ 17.4             312.9
                                                                                 ---------       -------
                                                                                 ---------       -------
Exchangeable Preferred Stock dividends..........................       1.5                                            1.5
Convertible Preferred Stock dividends...........................                                                     19.0(e)
                                                                  --------                                     ------------
Earnings available to common share owners.......................  $  270.9                                       $  292.4
                                                                  --------                                     ------------
                                                                  --------                                     ------------
Earnings before extraordinary items per share of common stock:
    Basic.......................................................  $   2.03                                       $   1.98
                                                                  --------                                     ------------
                                                                  --------                                     ------------
    Diluted.....................................................  $   2.01                                       $   1.97
                                                                  --------                                     ------------
                                                                  --------                                     ------------

Weighted average shares outstanding (000's).....................   133,597                                        147,397
Weighted diluted average shares (000's).........................   135,676                                        149,476(f)

Ratio of earnings to fixed charges..............................      2.4x                                           2.0x
Ratio of earnings to combined fixed charges and preferred stock
  dividends.....................................................      2.3x                                           1.9x

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                       STATEMENT OF RESULTS OF OPERATIONS

    (a) For purposes of the pro forma condensed consolidated statement of results of operations, funding of the total purchase consideration of approximately $3.6 billion for the BTR Transaction is assumed to be provided by borrowings under the Amended Bank Credit Agreement. Net proceeds from the Rockware Sale have been estimated at $0.6 billion and assumed used to repay a portion of such borrowings. Interest on the remaining net amount of $3.0 billion was calculated at weighted average rates in effect under the Company's existing bank credit agreement during the applicable period. A tax benefit was provided on such interest at the estimated statutory rate. The results of operations amounts represent the historical results of BTR Packaging translated from Australian dollars at average exchange rates of .68, .78 and .74 U.S. dollars per Australian dollar for the three month periods ended March 31, 1998 and 1997 and the year ended December 31, 1997, respectively. The reported U.S. dollar amounts for the three months ended March 31, 1998, were negatively impacted by a weaker Australian dollar compared to the three months ended March 31, 1997. The Company believes that a portion of the $1,894.2 million unallocated excess of purchase cost over net assets acquired in the Acquisition will ultimately be allocated to property, plant, and equipment and certain identifiable intangible assets. The detailed allocation of such excess has not been finalized; however, the Company believes that the composite average lives of the BTR Packaging assets, including the remaining unallocated excess of purchase cost over net assets acquired, will range from 30 to 40 years. The pro forma net earnings reflect amortization over 35 years, the average of this range. Amortization over 30 years would decrease net earnings by $9.0 million. Amortization over 40 years would increase net earnings by $6.7 million. These amounts are preliminary estimates and are subject to further refinement upon final determination of the detailed allocation of the purchase consideration for the Acquisition.

    (b) Assumes that the estimated net proceeds of $2,026.3 million from the Offerings will be used to repay $1,982.1 million outstanding under the Amended Bank Credit Agreement and to pay other expenses related to the Offerings and the Amended Bank Credit Agreement. The resulting pro forma adjustments to interest expense consist of the following (in millions of dollars):

                                                                                 THREE MONTHS          YEAR
                                                                               ENDED MARCH 31,        ENDED
                                                                             --------------------  DECEMBER 31,
                                                                               1998       1997         1997
                                                                             ---------  ---------  ------------
(1) Elimination of interest related to repayments of borrowings under the
    Amended Bank Credit Agreement..........................................  $   (31.7) $   (29.6)  $   (121.2)
(2) Interest on the New Senior Debt Securities:
    7.15% Senior Notes due 2005............................................        6.3        6.3         25.0
    7.35% Senior Notes due 2008............................................        4.6        4.6         18.4
    7.50% Senior Debentures due 2010.......................................        4.7        4.7         18.8
    7.80% Senior Debentures due 2018.......................................        4.9        4.9         19.5
(3) Amortization of estimated deferred finance fees related to:
    Amended Bank Credit Agreement..........................................        2.3        2.3          9.7
    New Senior Debt Securities.............................................        0.4        0.4          1.7
                                                                             ---------  ---------  ------------
                                                                             $    (8.5) $    (6.4)  $    (28.1)
                                                                             ---------  ---------  ------------
                                                                             ---------  ---------  ------------

    (c) The provision for income taxes has been adjusted to reflect the reduction in interest expense at the estimated statutory rates.

    (d) The unaudited pro forma condensed consolidated statements of results of operations do not include a charge of $9.3 million ($5.7 million after deducting estimated tax benefits) for the write-off of unamortized deferred finance fees associated with the assumed repayment of the Term Loan portion of the Amended Bank Credit Agreement.

    (e) Dividends on the Convertible Preferred Stock are based on a rate of 4.75%.

    (f) The additional 7,592,800 shares of Common Stock assumed issuable upon conversion of the Convertible Preferred Stock have been excluded from the weighted diluted average shares because the impact, combined with the elimination of the related dividends, would be antidilutive.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               AT MARCH 31, 1998

                                                                                ACQUISITION       OFFERINGS      PRO FORMA
                                                                      ACTUAL   ADJUSTMENTS(A)    ADJUSTMENTS    AS ADJUSTED
                                                                     --------  --------------   -------------   -----------
                                                                     (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)
ASSETS
Current assets:
  Cash.............................................................  $  230.0                                    $   230.0
  Short-term investments...........................................      23.1                                         23.1
  Receivables......................................................     708.0     $  191.1                           899.1
  Inventories......................................................     618.6        178.5                           797.1
  Prepaid expenses.................................................     140.2                                        140.2
                                                                     --------  --------------                   -----------
    Total current assets...........................................   1,719.9        369.6                         2,089.5
Investments and other assets:
  Investments and advances.........................................      90.9         50.6                           141.5
  Repair parts inventories.........................................     213.5         57.4                           270.9
  Prepaid pension..................................................     659.5         14.1                           673.6
  Insurance for asbestos-related costs.............................     223.2                                        223.2
  Deposits, receivables and other assets...........................     297.8         26.0        $  53.1(b)         376.9
  Excess of purchase cost over net assets acquired.................   1,269.9      1,894.2                         3,164.1
                                                                     --------  --------------   -------------   -----------
    Total investments and other assets.............................   2,754.8      2,042.3           53.1          4,850.2
Property, plant and equipment, at cost.............................   4,175.7        947.1                         5,122.8
Less accumulated depreciation......................................   1,755.2                                      1,755.2
                                                                     --------  --------------                   -----------
Net property, plant and equipment..................................   2,420.5        947.1                         3,367.6
                                                                     --------  --------------   -------------   -----------
    Total assets...................................................  $6,895.2     $3,359.0        $  53.1        $10,307.3
                                                                     --------  --------------   -------------   -----------
                                                                     --------  --------------   -------------   -----------
LIABILITIES AND SHARE OWNERS' EQUITY
Current liabilities:
  Short-term loans and long-term debt due within one year..........  $  180.2                                    $   180.2
  Current portion of asbestos-related liabilities..................      85.0                                         85.0
  Accounts payable and other liabilities...........................     737.8     $  154.6                           892.4
                                                                     --------  --------------                   -----------
    Total current liabilities......................................   1,003.0        154.6                         1,157.6
Long-term debt.....................................................   3,207.7      3,000.0        $(882.1)(c)      5,325.6
Deferred taxes.....................................................     249.1        154.5           (3.6)(d)        400.0
Nonpension postretirement benefits.................................     349.3                                        349.3
Other liabilities..................................................     461.0         12.0                           473.0
Commitments and contingencies
Minority share owners' interests...................................     239.8         37.9                           277.7
Share owners' equity:
  Convertible preferred stock......................................                                 387.7(e)         387.7
  Exchangeable preferred stock.....................................      20.1                                         20.1
  Common stock, par value $.01 per share,
    140,766,753 shares outstanding,
    154,566,753 shares outstanding as adjusted(h)..................       1.4                         0.1(f)           1.5
  Capital in excess of par value...................................   1,568.9                       556.7(f)       2,125.6
  Deficit..........................................................      (9.9)                       (5.7)(g)        (15.6)
  Accumulated other comprehensive income...........................    (195.2)                                      (195.2)
                                                                     --------                   -------------   -----------
    Total share owners' equity.....................................   1,385.3                       938.8          2,324.1
                                                                     --------  --------------   -------------   -----------
        Total liabilities and share owners' equity.................  $6,895.2     $3,359.0        $  53.1        $10,307.3
                                                                     --------  --------------   -------------   -----------
                                                                     --------  --------------   -------------   -----------

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(a) For purposes of the unaudited pro forma condensed consolidated balance sheet, the assets and liabilities of BTR Packaging have been included at their historical values at March 31, 1998. The assets and liabilities associated with the Rockware Glass unit have been excluded. The estimated net Acquisition consideration of $3.0 billion has been included in long term debt. The excess of purchase cost over the historical value of the net assets acquired is $1,894.2 million. Such excess will be allocated based upon the fair value of the assets and liabilities of BTR Packaging, the determination of which has not been completed. Therefore, the amounts reflected are preliminary estimates and subject to further refinement upon final determination of the detailed allocation of the Acquisition purchase cost.

(b) Reflects the impact of recording additional deferred finance fees of $18.2 million and $44.2 million related to New Senior Debt Securities and the Amended Bank Credit Agreement, respectively, and the write-off of unamortized deferred finance fees of $9.3 million related to the repayment of the Term Loan.

(c) Reflects the issuance of $1.1 billion aggregate principal amount of New Senior Debt Securities and a net decrease in borrowing under the Amended Bank Credit Agreement of $1,982.1 million.

(d) Reflects the tax benefit, at estimated statutory rates, of the write-off of unamortized deferred finance fees.

(e) Reflects the estimated net proceeds of the Preferred Stock Offering of $388.6 million, less estimated expenses of $0.9 million.

(f) Reflects the estimated net proceeds of the Common Stock Offering of $558.2 million, less estimated expenses of $1.4 million.

(g) Represents a charge of $9.3 million ($5.7 million after deducting estimated tax benefits) for the write-off of unamortized deferred finance fees associated with the Term Loan.

(h) Excludes 1,995,981 shares of Common Stock issuable pursuant to immediately exercisable stock options at March 31, 1998.

                       ALTERNATIVE PRO FORMA ASSUMPTIONS

    ROCKWARE SALE. For pro forma purposes, net proceeds from the Rockware Sale have been estimated at $0.6 billion and assumed used to repay a portion of the borrowings under the Amended Bank Credit Agreement. The actual proceeds from the Rockware Sale will be determined at the time the Rockware Sale is completed and may be more or less than the assumed amount. Each $25 million difference between the actual net proceeds and the assumed amount will impact interest expense on an annualized basis subsequent to the Rockware Sale by approximately $1.5 million, based on the pro forma rates of interest.

    AMENDED BANK CREDIT AGREEMENT. For pro forma purposes, the assumed interest rate on additional borrowings under the Amended Bank Credit Agreement were based on the weighted average rates in effect under the Company's existing bank credit agreement during the periods presented. Such rates were 6.39%, 5.96% and 6.11% for the three month periods ended March 31, 1998 and 1997 and the year ended December 31, 1997, respectively. The actual interest rate will be determined based upon market conditions at the time such additional amounts are borrowed. Each one-half percentage point change in the foregoing rates will impact interest expense by $5.1 million on an annualized basis.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below for each of the five years in the period ended December 31, 1997 have been derived from the Company's Consolidated Financial Statements which were audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data for the three months ended March 31, 1998 and 1997 were derived from the unaudited consolidated financial statements of the Company, which in the opinion of management, reflect all adjustments necessary, which consist only of normal recurring adjustments, for a fair presentation of the interim period financial data. The results for the three months are not necessarily indicative of the results to be expected for the full year. The data set forth are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, the notes thereto and the other financial data and statistical information included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                  THREE MONTHS
                                                ENDED MARCH 31,                   YEARS ENDED DECEMBER 31,
                                              --------------------  -----------------------------------------------------
                                               1998(A)    1997(A)    1997(A)     1996       1995       1994       1993
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED OPERATING RESULTS:
Revenues:
Net sales...................................  $ 1,098.5  $ 1,056.3  $ 4,658.5  $ 3,845.7  $ 3,763.2  $ 3,567.3  $ 3,535.0
Other (b)...................................       59.7       59.9      169.9      130.5      117.8       85.6      127.1
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                1,158.2    1,116.2    4,828.4    3,976.2    3,881.0    3,652.9    3,662.1
Costs and expenses:
Manufacturing, shipping and delivery........      861.1      844.9    3,666.4    3,025.6    2,948.5    2,824.3    2,823.8
Research, engineering, selling,
  administrative and other (c)..............      114.8      101.0      407.0      323.9      322.9      379.1      842.8
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (loss) from continuing operations
  before interest expense and items below...      182.3      170.3      755.0      626.7      609.6      449.5       (4.5)
Interest expense............................       65.2       85.9      302.7      302.6      299.6      278.2      290.0
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (loss) from continuing operations
  before items below........................      117.1       84.4      452.3      324.1      310.0      171.3     (294.5)
Provision (credit) for income taxes (d).....       28.8       23.4      148.5      104.9      100.8       68.9     (113.1)
Minority share owners' interests in earnings
  of subsidiaries...........................        7.9        6.4       31.4       28.1       40.1       24.1       19.4
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (loss) from continuing operations
  before extraordinary items................       80.4       54.6      272.4      191.1      169.1       78.3     (200.8)
Net earnings of discontinued operations.....                                                                          1.4
Gain on sale of discontinued operations, net
  of applicable income taxes................                                                                        217.0
Extraordinary charges from early
  extinguishment of debt, net of applicable
  income taxes..............................                           (104.5)                                      (12.7)
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net earnings................................  $    80.4  $    54.6  $   167.9  $   191.1  $   169.1  $    78.3  $     4.9
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Basic earnings (loss) per share of common
  stock:
  Earnings (loss) from continuing operations
    before extraordinary items..............  $    0.57  $    0.44  $    2.03  $    1.58  $    1.40  $    0.64  $   (1.70)
  Net earnings of discontinued operations...                                                                         0.01
  Gain on sale of discontinued operations...                                                                         1.82
  Extraordinary charges.....................                            (0.78)                                      (0.10)
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net earnings............................  $    0.57  $    0.44  $    1.25  $    1.58  $    1.40  $    0.64  $    0.03
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Diluted earnings (loss) per share of common
  stock:
  Earnings (loss) from continuing operations
    before extraordinary items..............  $    0.56  $    0.44  $    2.01  $    1.55  $    1.37  $    0.64  $   (1.70)
  Net earnings of discontinued operations...                                                                         0.01
  Gain on sale of discontinued operations...                                                                         1.82
  Extraordinary charges.....................                            (0.77)                                      (0.10)
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net earnings............................  $    0.56  $    0.44  $    1.24  $    1.55  $    1.37  $    0.64  $    0.03
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                  THREE MONTHS
                                                ENDED MARCH 31,                   YEARS ENDED DECEMBER 31,
                                              --------------------  -----------------------------------------------------
                                               1998(A)    1997(A)    1997(A)     1996       1995       1994       1993
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
OTHER DATA:                                             (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)
EBITDA(e)...................................  $   266.4  $   244.5  $ 1,070.8  $   871.0  $   813.0  $   659.0  $   200.7
Adjusted EBITDA (f).........................      264.2      242.3    1,068.6      871.0      813.0      759.0      732.8
Depreciation................................       74.9       67.7      283.5      219.8      188.3      183.3      180.0
Amortization of excess cost and
  intangibles...............................       15.1       14.3       55.9       46.8       44.8       45.2       40.8
Additions to property, plant and
  equipment.................................      103.6       76.6      471.3      388.4      283.6      286.0      266.2
Ratio of earnings to fixed charges..........       2.6x       1.8x       2.4x       2.0x       1.9x       1.5x        (g)
Ratio of earnings to combined fixed charges
  and preferred stock dividends.............       2.6x       1.8x       2.3x       1.9x       1.9x       1.5x        (g)
Ratio of Adjusted EBITDA to interest
  expense...................................       4.1x       2.8x       3.5x       2.9x       2.7x       2.7x       2.5x
Weighted average shares outstanding
  (in thousands)............................    140,620    121,813    133,597    120,276    119,343    119,005    118,978
Weighted diluted average shares
  (in thousands) (h)........................    142,405    124,469    135,676    123,567    123,161    122,863

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital.............................  $     717  $     650  $     604  $     380  $     328  $     171  $     234
Total assets................................      6,895      6,695      6,845      6,105      5,439      5,318      4,901
Total debt..................................      3,388      3,570      3,324      3,395      2,833      2,690      2,487
Share owners' equity........................      1,385        757      1,342        730        532        376        295

------------------------

(a) Results of operations since January 1997 include the acquisition of AVIR. Also during the period from May to October 1997, the Company completed a refinancing plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(b) Other revenues include: (1) a net gain of $18.5 million ($11.4 million after tax) related to the termination of a license agreement, including charges for related equipment writeoffs and capacity adjustments in the three months ended March 31, 1998; (2) a gain from a divestiture of $16.3 million ($16.3 million after tax) in the three months ended March 31, 1997 and in the year ended December 31, 1997 and (3) a gain from a divestiture of $46.1 million ($34.6 million after tax) in the year ended December 31, 1993.

(c) In the first quarter of 1998, the Company recorded charges of $16.3 million ($10.1 million after tax) for the settlement of certain environmental litigation and for severance costs at certain international affiliates. In the first quarter of 1997, the Company recorded a charge of $14.1 million ($8.7 million after tax) principally for the estimated cost of guaranteed lease obligations of a previously divested business. In the fourth quarter of 1995, the Company recorded a charge of $40.0 million ($24.7 million after tax) to write down the asbestos insurance asset and a net credit of $40.0 million ($24.7 million after tax) primarily from the reduction of previously established restructuring reserves. In the fourth quarter of 1994, the Company recorded a charge of $100.0 million ($61.7 million after tax) to write down the asbestos insurance asset. In the fourth quarter of 1993, the Company recorded charges totaling $578.2 million ($357.0 million after tax) principally for estimated uninsured future asbestos-related costs and costs associated with its restructuring program.

(d) In the first quarter of 1998, the Company recorded a tax benefit of $15.1 million to adjust net deferred income tax liabilities as a result of changes in Italy's tax laws.

(e) EBITDA is comprised of earnings from continuing operations before interest expense, income taxes, minority share owners interests and extraordinary items and excludes depreciation, amortization of excess cost and intangibles and interest income of $5.9 million and $7.8 million in the three month periods ended March 31, 1998 and 1997, respectively, and $23.6 million, $22.3 million, $29.7 million, $19.0 million and $15.6 million for the years ended December 31, 1997, 1996, 1995, 1994, and 1993, respectively. EBITDA is a measure of the Company's ability to service its debt. It is not an alternative to net income as a measure of the Company's results of operations (as interest income, interest expense, depreciation, amortization, income taxes, minority share owners' interests, extraordinary items and discontinued operations are included in the determination of net income) or to cash flows as a measure of liquidity (as cash flows include the cash effects of all operating, financing and investing activities). Rather, it is included herein because EBITDA is a widely accepted financial indicator used by certain investors and financial analysts to assess and compare companies on the basis of operating performance. EBITDA as computed may not be comparable to similarly-titled measures of other companies.

(f) Adjusted EBITDA excludes: (1) a net gain of $18.5 million in the three months ended March 31, 1998; (2) a gain from a divestiture of $16.3 million in the three months ended March 31, 1997 and in the year ended December 31, 1997 and (3) a gain from a divestiture of $46.1 million in the year ended December 31, 1993. Adjusted EBITDA also excludes unusual charges of: (1) $16.3 million in the three months ended March 31, 1998; (2) $14.1 million in the three months ended March 31, 1997 and in the year ended December 31, 1997; (3) $100.0 million in the year ended December 31, 1994 and (4) $578.2 million in the year ended December 31, 1993. (See footnotes (b) and (c) above.)

(g) Earnings of the Company were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends for the year ended December 31, 1993 in the amount of $292.0 million and $295.0 million, respectively, due to a $250.0 million charge in the fourth quarter of 1993 principally related to the Company's restructuring program and a $325.0 million charge in the fourth quarter of 1993 for estimated uninsured future asbestos-related costs.

(h) Options to purchase 11,429, 146,975, 781,290, and 1,022,548 weighted average shares of Common Stock which were outstanding during 1997, 1996, 1995 and 1994, respectively, were not included in the computation of diluted earnings per share because the effect would be antidilutive. Diluted earnings per share of Common Stock are equal to basic earnings per share of Common Stock for 1993 due to the loss from continuing operations.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    COMPARISON OF FIRST QUARTER 1998 WITH FIRST QUARTER 1997

    The Company recorded net earnings of $80.4 million for the first quarter of 1998 compared to $54.6 million for the first quarter of 1997. Excluding the effects of the unusual items for both 1998 and 1997 discussed below, the Company's first quarter 1998 net earnings of $64.0 million increased $17.0 million over first quarter 1997 net earnings of $47.0 million. Consolidated segment operating profit, excluding the 1998 and 1997 unusual items, was $169.5 million for the first quarter of 1998 compared to $151.5 million for the first quarter of 1997, an increase of $18.0 million, or 11.9%. The increase is attributable to higher operating profit for the Glass Containers segment along with lower other retained costs. Interest expense, net of interest income, for the first quarter of 1998 decreased $18.8 million from that of the first quarter of 1997 as a result of the refinancing initiated in the second quarter of 1997. The Company's estimated effective tax rate for the first quarter of 1998, excluding the effects of the adjustment to Italy's net deferred tax liabilities discussed below, was 37.5%. This compares with 34.4% estimated in the first quarter of 1997 and the actual rate of 34.1% for the full year 1997, excluding the effect of the gain on the 1997 sale of the remaining 49% interest in Kimble Glass discussed below. The increase in the 1998 estimated rate is primarily the result of the non-recurrence of certain foreign tax credits which benefited 1997 results.

    Capsule segment results (in millions of dollars) for the first quarter of 1998 and 1997 were as follows:

NET SALES TO UNAFFILIATED CUSTOMERS                          1998       1997
---------------------------------------------------------  ---------  ---------
Glass Containers.........................................  $   812.4  $   775.6
Plastics Packaging.......................................      285.7      280.4
Other....................................................         .4         .3
                                                           ---------  ---------
Consolidated total.......................................  $ 1,098.5  $ 1,056.3
                                                           ---------  ---------
                                                           ---------  ---------

OPERATING PROFIT                                            1998(A)    1997(B)
---------------------------------------------------------  ---------  ---------
Glass Containers.........................................  $   111.5  $   101.1
Plastics Packaging.......................................       67.3       51.7
Eliminations and other retained costs....................       (7.1)        .9
                                                           ---------  ---------
Consolidated total.......................................  $   171.7  $   153.7
                                                           ---------  ---------
                                                           ---------  ---------

------------------------

(a) Operating profit for 1998 includes: (1) a net gain of $18.5 million related to the termination of a licensing agreement, including charges for related equipment writeoffs and capacity adjustments, and (2) charges totaling $16.3 million for the settlement of certain environmental litigation and severance costs at certain international affiliates. These items increased (decreased) operating profit as follows: Glass Containers, $(7.8) million; Plastics Packaging, $18.5 million; and other retained costs, $(8.5) million.

(b) Other retained costs for 1997 includes: (1) a gain of $16.3 million on the sale of the remaining 49% interest in Kimble Glass, and (2) charges of $14.1 million principally for the estimated cost of guaranteed lease obligations of a previously divested business.

    Consolidated net sales for the first quarter of 1998 increased $42.2 million, or 4.0%, over the prior year. Net sales of the Glass Containers segment increased $36.8 million, or 4.7%, over 1997. The combined U.S. dollar sales of the segment's foreign affiliates increased over the prior year, reflecting the February 1997 acquisition of AVIR, the largest manufacturer of glass containers in Italy. Also, increased unit shipments at several of the Company's affiliates, including those in Venezuela, Ecuador, Finland and China more than offset lower unit shipments in Colombia. Domestically, glass container unit shipments of containers for the beer, tea and juice, and liquor and wine industries increased over the prior year. Net sales of the Plastics Packaging segment increased $5.3 million, or 1.9%, over the prior year. Higher shipments of plastic containers were partially offset by lower shipments of prescription containers, reflecting strong unit shipments in the first quarter of 1997 in advance of a price increase, and of child resistant closures.

    Consolidated operating profit for the first quarter of 1998, excluding the 1998 and 1997 unusual items, increased $18.0 million, or 11.9%, to $169.5 million from first quarter of 1997 operating profit of $151.5 million. The operating profit of the Glass Containers segment, excluding the 1998 unusual items, increased $18.2 million to $119.3 million, compared to $101.1 million in the first quarter of 1997. The combined U.S. dollar operating profit of the segment's foreign affiliates increased from the first quarter of 1997. The February 1997 acquisition of AVIR and improved results at several of the segment's affiliates, including those in Venezuela, Ecuador, Finland and China contributed to the increase. Domestically, operating profit increased from the first quarter of 1997 as a result of higher unit shipments for most end uses. The operating profit of the Plastics Packaging segment, excluding the 1998 unusual items, decreased $2.9 million, or 5.6%, compared to the first quarter of 1997. Higher shipments of plastic containers were more than offset by lower shipments of prescription containers, reflecting strong sales in the first quarter of 1997 in advance of a price increase. Lower shipments of child resistant closures also contributed to lower operating profit. Other retained costs, excluding the 1998 and 1997 unusual items discussed below, were $1.4 million income for the first quarter of 1998 compared to $1.3 million expense for the first quarter of 1997, reflecting higher net financial services income.

    The first quarter 1998 results include the following unusual items: (1) a tax benefit of $15.1 million to adjust net deferred income tax liabilities as a result of changes in Italy's tax laws; (2) a net gain of $18.5 million ($11.4 million after tax) related to the termination of a license agreement, including charges for related equipment writeoffs and capacity adjustments, under which the Company had produced plastic multipack carriers for beverage cans; and (3) charges of $16.3 million ($10.1 million after tax) for the settlement of certain environmental litigation and for severance costs at certain international affiliates. The first quarter 1997 results include the following unusual items:
(1) a gain of $16.3 million ($16.3 million after tax) on the sale of the Company's remaining 49% interest in Kimble Glass, and (2) charges of $14.1 million ($8.7 million after tax) principally for guarantees of certain lease obligations of a previously divested business.

    COMPARISON OF 1997 WITH 1996

    For the year ended December 31, 1997, the Company recorded earnings before extraordinary items of $272.4 million compared to net earnings of $191.1 million for 1996. Excluding the effects of the 1997 unusual items discussed below, the Company's 1997 earnings before extraordinary items of $264.8 million increased $73.7 million over 1996 net earnings of $191.1 million. The year ended 1997 includes amounts relating to: (1) the acquisition in January 1997 of AVIR, the largest manufacturer of glass containers in Italy and (2) certain assets of Anchor Glass Container Corporation acquired on February 5, 1997 ("Anchor Assets"). Consolidated segment operating profit, excluding the 1997 unusual items, was $711.3 million in 1997, an increase of $122.1 million, or 20.7%, compared to 1996. The increase reflects higher operating profit for both the Glass Containers segment and the Plastics Packaging segment, along with lower retained costs. The Company's effective tax rate, excluding the effect of the gain on the sale of the interest in Kimble Glass discussed below, increased to 34.1% for 1997 compared with 32.4% for 1996. The higher statutory tax rate in Italy was the primary reason for the increase. Net earnings of $167.9 million for 1997 reflect $104.5 million of extraordinary charges from the early extinguishment of debt.

    Capsule segment results (in millions of dollars) for 1997 and 1996 are as follows:

NET SALES TO UNAFFILIATED CUSTOMERS                          1997       1996
---------------------------------------------------------  ---------  ---------
Glass Containers.........................................  $ 3,528.4  $ 2,783.3
Plastics Packaging.......................................    1,128.6    1,060.7
Other....................................................        1.5        1.7
                                                           ---------  ---------
Consolidated total.......................................  $ 4,658.5  $ 3,845.7
                                                           ---------  ---------
                                                           ---------  ---------

OPERATING PROFIT                                             1997       1996
---------------------------------------------------------  ---------  ---------
Glass Containers.........................................  $   525.2  $   424.5
Plastics Packaging.......................................      188.7      172.1
Eliminations and other retained costs(a).................        (.4)      (7.4)
                                                           ---------  ---------
Consolidated total.......................................  $   713.5  $   589.2
                                                           ---------  ---------
                                                           ---------  ---------

(a) Operating profit for 1997 includes: (1) a gain of $16.3 million on the sale of the remaining 49% interest in Kimble Glass; and (2) charges of $14.1 million principally for the estimated cost of guaranteed lease obligations of a previously divested business. These items were recorded in the first quarter of 1997.

    Consolidated net sales for 1997 increased $812.8 million, or 21.1%, over the prior year. Net sales of the Glass Containers segment increased $745.1 million, or 26.8%, over 1996. The combined U.S. dollar sales of the segment's foreign affiliates increased over the prior year, reflecting the recent acquisition of AVIR (which contributed approximately $524 million to 1997 U.S. dollar sales), improved pricing in Venezuela and increased unit shipments at several other affiliates, particularly in Colombia and the United Kingdom. Domestically, glass container unit shipments increased over prior year, reflecting additional business gained through the acquisition of the Anchor Assets and increased shipments in most end uses. Net sales of the Plastics Packaging segment increased $67.9 million, or 6.4%, over 1996. Increased shipments of plastic containers for personal care items such as hair care, skin care, and body wash products, along with increased demand for prescription containers, contributed to the increase.

    Consolidated operating profit for 1997, excluding the 1997 unusual items discussed below, increased $122.1 million, or 20.7%, to $711.3 million from 1996 operating profit of $589.2 million. Consolidated operating profit, exclusive of the 1997 unusual items, was 15.3% of net sales for both 1997 and 1996. Consolidated operating expense (consisting of selling and administrative, engineering, and research and development expenses) as a percentage of net sales was 6.3% in 1997 compared to 6.4% in 1996. The operating profit of the Glass Containers segment increased $100.7 million to $525.2 million, compared to $424.5 million in 1996. The combined U.S. dollar operating profit of the segment's foreign affiliates increased from 1996. AVIR contributed approximately $71 million to 1997 U.S. dollar operating profit. Improved results at the segment's affiliates in Venezuela, Colombia, and the United Kingdom more than offset the effects of reduced export shipments from Hungary and soft market conditions in Brazil. Domestically, operating profit of the Glass Containers segment increased from 1996. Operating profit for 1997 benefited from increased sales volume in most end uses, along with the incremental business gained through the acquisition of the Anchor Assets. The operating profit of the Plastics Packaging segment increased $16.6 million, or 9.6%, compared to 1996. The increase resulted from improved manufacturing performance and increased unit shipments in most businesses, particularly plastic containers for personal care items. Other retained costs, excluding the 1997 unusual items discussed below, were $2.6 million for 1997 compared to $7.4 million for 1996, reflecting higher net financial services income.

    The 1997 results include the following unusual items: (1) a gain of $16.3 million ($16.3 million after tax) on the sale of the Company's remaining 49% interest in Kimble Glass; and (2) charges of $14.1 million

($8.7 million after tax) principally for the estimated cost of guaranteed lease obligations of a previously divested business. These items were recorded in the first quarter of 1997.

    Because of historically high rates of inflation in Brazil, the Company has used the U.S. dollar as the functional currency for translation of its Brazilian operations. As a result of recent reductions in the reported Brazilian inflation rate, the applicable financial accounting standards require the Company to use the Brazilian currency as the functional currency beginning in 1998. The Company believes this change will not have a material effect on its consolidated financial statements.

    COMPARISON OF 1996 WITH 1995

    For the year ended December 31, 1996, the Company recorded net earnings of $191.1 million, an increase of $22.0 million, or 13.0%, over 1995 net earnings of $169.1 million. Consolidated segment operating profit was $589.2 million in 1996 compared to $565.5 million in 1995. Excluding the effects of the 1995 unusual items described below, the increase was attributable to the Company's domestic glass and plastics packaging operations, which more than offset lower operating profit for the Company's international glass operations. Interest expense, net of interest income, increased $10.4 million due in part to lower interest income as a result of reduced levels of cash available for temporary investment. The decrease in foreign net earnings, particularly for the Brazilian and Venezuelan subsidiaries, also resulted in a decrease in minority share owners' interests in earnings of subsidiaries.

    Capsule segment results (in millions of dollars) for 1996 and 1995 were as follows:

NET SALES TO UNAFFILIATED CUSTOMERS                                        1996       1995
-----------------------------------------------------------------------  ---------  ---------
Glass Containers.......................................................  $ 2,783.3  $ 2,744.0
Plastics Packaging.....................................................    1,060.7    1,017.7
Other..................................................................        1.7        1.5
                                                                         ---------  ---------
Consolidated total.....................................................  $ 3,845.7  $ 3,763.2
                                                                         ---------  ---------
                                                                         ---------  ---------

OPERATING PROFIT                                                           1996      1995(A)
-----------------------------------------------------------------------  ---------  ---------
Glass Containers.......................................................  $   424.5  $   482.7
Plastics Packaging.....................................................      172.1      137.4
Eliminations and other retained costs..................................       (7.4)     (54.6)
                                                                         ---------  ---------
Consolidated total.....................................................  $   589.2  $   565.5
                                                                         ---------  ---------
                                                                         ---------  ---------

(a) Includes a charge of $40.0 million to write down the asbestos insurance asset and a net credit of $40.0 million primarily from the reduction of previously established restructuring reserves. These items increased (decreased) operating profit as follows: Glass Containers, $45.1 million; Plastics Packaging $(5.1) million; and other retained costs $(40.0) million.

    Consolidated net sales for 1996 increased $82.5 million, or 2.2%, over the prior year. Net sales of the Glass Containers segment increased $39.3 million, or 1.4%, over 1995. The combined U.S. dollar sales of the segment's foreign affiliates increased over the prior year, reflecting higher unit shipments by several of the foreign affiliates. The inclusion of glass container operations in Hungary, Finland, and Estonia, acquired in late 1995, more than offset lower unit shipments in Brazil, Venezuela and India and the effects of devaluations of the Venezuelan currency in late 1995 and early 1996. Domestically, glass container unit shipments were slightly below prior year levels due in part to the absence in 1996 of sales of soft drink bottles as a result of the conversion from glass to plastic containers. For the Company, this conversion is completed but has affected 1996 comparisons to prior year periods. As a result of obtaining additional business and increased consumer demand for premium and specialty beers, the increase in shipments to U.S. brewers more than offset the lower shipments of food containers, including iced tea and juice bottles. In the Plastics Packaging segment, sales increased by $43.0 million, or 4.2%, over 1995. Higher unit shipments of compression-molded and dispensing closures, plastic containers, especially containers used for personal care and health care products, along with the reported sales of the plastic container operations in Finland, acquired in late 1995, contributed to the increase. Partially offsetting were the effects of lower resin prices on pass-through arrangements with customers.

    Consolidated operating profit for 1996 increased $23.7 million, or 4.2%, to $589.2 million from 1995 operating profit of $565.5 million. Consolidated operating profit was 15.3% of net sales in 1996 compared to 15.0% in 1995. Consolidated operating expense as a percentage of net sales was 6.4% in both 1996 and 1995. Operating profit of the Glass Containers segment was $424.5 million, a decrease of $13.1 million, or 3.0%, from 1995, excluding the 1995 unusual item discussed below. Domestically, operating profit increased over 1995 as a result of an improved cost structure, which more than offset the effects of inflation and slightly lower unit pricing in some product lines. Internationally, record results were achieved in the United Kingdom and Poland, and positive contributions were reported from the recently acquired glass container operations in Hungary, Finland and Estonia. Despite this, however, U.S. dollar operating profit for the international operations was lower in 1996 compared to 1995 due to soft market conditions in Brazil and Venezuela and currency devaluations in Venezuela in late 1995 and early 1996. Operating profit of the Plastics Packaging Group segment was $172.1 million, an increase of $29.6 million, or 20.8%, from 1995, excluding the 1995 unusual item discussed below. The majority of the increase resulted from higher unit shipments in most businesses. Additionally, improved manufacturing performance, the restructuring of the labels and carriers business, and a consolidation of manufacturing capacity in the specialty products business contributed to the increase. Other retained costs were $7.4 million in 1996 compared to $14.6 million in 1995, excluding the 1995 unusual item discussed below, reflecting higher net financial services income.

    In December 1995, the Company reached settlements involving all remaining insurance coverage limits (81% of original limits) in the asbestos-related litigation. As a result of the settlement agreements, the Company recorded a charge of $40.0 million ($24.7 million after tax) in the fourth quarter of 1995 to write down the asbestos insurance asset to the approximate coverage amounts expected to be received.

    In the fourth quarter of 1995, the Company also recorded an unusual net credit of $40.0 million ($24.7 million after tax), related primarily to the reduction of previously established restructuring reserves. Included in the net credit of $40.0 million is a charge of $5.1 million for the restructuring of the Company's labels and carriers business.

CAPITAL RESOURCES AND LIQUIDITY

    The Company's total debt at March 31, 1998 was $3.39 billion compared to $3.32 billion at December 31, 1997 and 3.57 billion at March 31, 1997.

    At March 31, 1998, the Company had available credit totaling $3.0 billion under an agreement with a group of banks ("Bank Credit Agreement"), expiring in December 2001. At March 31, 1998, the Company had unused credit available under the Bank Credit Agreement of $679.7 million. Cash provided by operating activities was $42.2 million for the first three months of 1998 compared to $52.0 million for the first three months of 1997. Cash provided by operating activities was $445.2 million in 1997 compared to $317.8 million in 1996.

    During the second quarter of 1997, the Company filed a universal shelf registration statement with the Securities and Exchange Commission (the "Commission") for offerings of up to $2.5 billion of debt securities, common stock, or both from time to time as market conditions permit. On May 16, 1997, the Company completed the offerings of: (1) 14,750,000 shares of common stock at a public offering price of $28.50 per share; (2) $300 million aggregate principal amount of 7.85% Senior Notes due May 15, 2004; and (3) $300 million aggregate principal amount of 8.10% Senior Notes due May 15, 2007. On May 23, 1997, the Company used the proceeds from these offerings in addition to borrowings under the Company's Bank Credit Agreement to purchase $957.4 million aggregate principal amount of the 11% Senior Debentures due 2003, which represents more than 95% of the aggregate principal amount of these securities outstanding, pursuant to a tender offer and consent solicitation for such securities. Total consideration for each $1,000 principal amount of the 11% Senior Debentures redeemed on May 23, 1997 was $1,115.60, which included a $20 payment for consents to amendments to the related indenture. On June 13, 1997, the Company issued an additional 2,186,100 shares of common stock pursuant to the partial exercise of the underwriters' overallotment option. On June 16, 1997, the Company redeemed all $250 million aggregate principal amount of the 10.25% Senior Subordinated Notes due 1999, at 100% of principal amount, and all $150 million aggregate principal amount of the 10.50% Senior Subordinated Notes due 2002, at 105.25% of principal amount. The June 16, 1997, redemptions were funded by proceeds received from the June 13, 1997, issuance of common stock and borrowings under the Company's Bank Credit Agreement. On August 1, 1997, the Company redeemed all $250 million aggregate principal amount of the 10% Senior Subordinated Notes due 2002, at 105% of principal amount. On August 15, 1997, the Company redeemed all $200 million aggregate principal amount of the 9.75% Senior Subordinated Notes due 2004, at 104.875% of principal amount. On October 15, 1997, the Company redeemed all $100 million aggregate principal amount of the 9.95% Senior Subordinated Notes due 2004, at 104.975% of principal amount. These redemptions were funded by borrowings under the Company's Bank Credit Agreement. The results of all the above refinancing actions include both a reduction of indebtedness and lower overall interest rates. The favorable effect on annual interest expense amounts to approximately $80 million, based upon the 1996 pro forma calculations.

    In connection with the BTR Transaction, the Company entered into the Amended Bank Credit Agreement, which provides for a $2.5 billion term loan and a $4.5 billion revolving credit facility. The Term Loan is due by October 30, 1999, and the Revolving Credit Facility matures on December 31, 2001. The Company intends to repay a portion of the Term Loan with the proceeds from the Offerings. The Company anticipates that cash flow from its operations and from utilization of credit available through December 2001 under the Amended Bank Credit Agreement will be sufficient to fund its operating and seasonal working capital needs, debt service and other obligations. The Company faces additional demands upon its liquidity for asbestos-related payments. Based on the Company's expectations regarding favorable trends which should lower its aggregate payments for lawsuits and claims and its expectation of the collection of its insurance coverage and reimbursement for such lawsuits and claims, and also based on the Company's expected operating cash flow, the Company believes that the payment of any deferred amounts of previously settled or otherwise determined lawsuits and claims, and the resolution of presently pending and anticipated future lawsuits and claims associated with asbestos, will not have a material adverse effect upon the Company's liquidity on a short-term or long- term basis. See "Risk Factors--Leverage; Restrictive Debt Covenants."

YEAR 2000

    The Company uses a significant number of computer software programs and operating systems across its entire organization, including applications used in financial business systems, manufacturing, and various administrative functions. To the extent that the Company's software applications contain source code that is unable to appropriately interpret the upcoming calendar year 2000 and beyond, modification or replacement of such applications will be necessary. The Company has initiated a review of its computer systems and programs to identify those that are not Year 2000 compliant. Key systems and programs, including those that interact with customers and suppliers, are being assessed and plans are being developed to address and implement required system and program modifications by December 31, 1999. The Company also has begun to address whether significant customers and suppliers may have Year 2000 compliance issues which will affect their interaction with the Company. As part of its integration activities, the Company will also extend its assessment of key systems and programs to those used in BTR Packaging. The cost of implementing required system changes is not expected to be material to the Company's consolidated financial statements. No assurance can be given, however, that all of the Company's systems, the systems of acquired businesses, and those of significant customers and suppliers, will be Year 2000 compliant and that the failure to achieve Year 2000 compliance will not have a material adverse effect on the Company's operations.

                                    BUSINESS

    The Company is one of the world's leading manufacturers of packaging products and is the largest manufacturer of glass containers in the United States, North America, South America and India and the second largest in Europe. With the Acquisition, the Company is also the sole manufacturer of glass containers in Australia and New Zealand. Approximately one of every two glass containers made worldwide is made by the Company, its affiliates or licensees. The Company is also a market leader in the plastic containers and closures segments of the rigid packaging market in North America. The Acquisition has increased the range of products through which the Company provides plastics packaging to its customers, particularly in North America. The Acquisition expanded the Company's international plastic operations in several parts of the world, including the Asia-Pacific region, Latin America, Europe and the Middle East. In 1992, the first full year following the Company's initial public offering of its Common Stock, the Company reported earnings from continuing operations of $78.3 million, or $0.66 per share (basic). In 1997, reported earnings from continuing operations were $272.4 million, or $2.03 per share (basic). Excluding the effect of certain unusual items, 1997 earnings from continuing operations were $1.97 per share (basic).

    In 1997, on a pro forma basis after giving effect to the Acquisition, the Company's international glass container operations contributed approximately $2.4 billion, or 41%, of net sales, and its domestic glass container operations contributed approximately $1.8 billion, or 30% of net sales. In the United States, the Company has an approximate 45% share of the U.S. glass container segment of the rigid packaging market. The Company's plastics packaging business, which consists of plastic containers, plastic closures, plastic prescription containers, labels, and multipack plastic carriers for beverage containers, contributed approximately $1.7 billion, or 29% of the Company's net sales in 1997, on a pro forma basis after giving effect to the Acquisition. The Company competes in the rigid packaging market by emphasizing total package supply (i.e. bottle, label, and closure system), diversified market positions, proprietary technology and products, new package development and packaging innovation.

    The Company believes it is the technological leader in the worldwide glass and plastics packaging segments of the rigid packaging market and the low-cost producer in most segments in which it competes. Over the past five years, the Company has invested more than $265 million in research, development and engineering and more than $1.5 billion in capital expenditures (excluding acquisition expenditures) to increase capacity in key locations, commercialize its technology into new products and improve productivity. Through its investments in capital equipment, processes and engineering for both its glass and plastics businesses, the Company strives to increase machine productivity, improve process quality and control costs. By utilizing a total-system approach to production technology and process control improvements, the Company has been able to achieve significant annual machine and labor productivity gains. As a result, the Company believes it is able to maintain a service-based and cost-based competitive advantage over most of its major competitors. The Company's technical leadership also provides significant licensing opportunities in the growing international glass segment of the rigid packaging market.

GENERAL DEVELOPMENT OF BUSINESS

    In February 1997, the Company completed the acquisition of 79% of AVIR, the largest manufacturer of glass containers in Italy and the Czech Republic, and the fourth largest in Spain. In addition to purchasing this controlling interest pursuant to an acquisition agreement, the Company acquired an additional 20% interest through public tender offers completed during the second half of 1997. Total purchase cost for AVIR was approximately $586 million. AVIR has 15 manufacturing facilities throughout Italy and two manufacturing facilities in each of the Czech Republic and Spain. The AVIR operations contributed over $500 million to 1997 consolidated sales.

    Also in February 1997, the Company acquired certain assets of one of its major competitors in the U.S. glass container segment of the rigid packaging industry, Anchor Glass Container Corporation, which had filed for protection under Chapter 11 of the United States Bankruptcy Code. The acquired assets included two glass container manufacturing facilities and the assumption of contractual agreements with a major U.S. brewer, including a partnership interest in a glass container manufacturing facility. The total purchase cost was approximately $125 million plus the assumption of certain liabilities.

    During the second quarter of 1997, the Company implemented a refinancing plan designed to reduce interest expense, reduce the amount of long-term debt, and improve financial flexibility. The refinancing plan, which was completed on October 15, 1997, included a $1.2 billion increase in the borrowing capacity under the Company's Bank Credit Agreement to a total of $3.0 billion, the sale of 16,936,100 shares of Common Stock, par value $.01 per share, for net proceeds of $464.2 million, the issuance of $600 million of the Other Senior Notes at an average interest rate of approximately 8%, and the retirement of approximately $1.9 billion of higher cost debt. The sale of the shares of Common Stock and the issuance of the Other Senior Notes were made pursuant to public offerings.

    Since 1991, excluding the Acquisition, the Company has acquired 11 glass container companies serving emerging markets and eight plastic packaging operations. These acquisitions are consistent with the Company's strategy to maintain leadership in glass and plastic packaging and to pursue revenue and earnings growth opportunities around the world.

GLASS CONTAINERS INDUSTRY SEGMENT

    The Company is a leading manufacturer of glass containers throughout the world. The Company is the largest maker of glass containers in the United States, North America, South America and India and a leading manufacturer of glass packaging in Europe. With the Acquisition, the Company has leading market positions in Australia and New Zealand and operations in the developing markets of Asia, including China and Indonesia. The Company believes that its internally developed machines are significantly more efficient and productive than those used by its competitors, making it the low-cost manufacturer and a recognized technological leader in the industry.

    In addition to the Company's consolidated subsidiaries and BTR Packaging, the Company has technical assistance agreements with 19 different companies in 19 countries. These agreements, which cover areas ranging from manufacturing and engineering assistance to support in functions such as marketing, sales, and administration, allow the Company to participate in the worldwide growth of the glass container industry. The Company believes these associations and its technical expertise will afford it opportunities to participate in the glass business in regions of the world where the Company does not currently have a presence.

    PRODUCTS AND SERVICES

    Glass containers are produced in a wide range of sizes, shapes and colors for beer, food, tea, fruit juice, soft drinks, liquor, wine, wine coolers and pharmaceuticals. The Company has been a leader in product innovation, introducing products including long neck nonreturnable beer bottles, and in developing containers for teas, juices, food, soft drinks and wine coolers.

    The Company's product development efforts in glass containers are aimed at providing custom designed packaging systems to customers and consumers. Product lines designed to complement glass containers include product extensions related to single service packages for teas, juices and soft drinks and innovative secondary packaging systems such as closures, carriers and labeled containers.

    CUSTOMERS

    Beer, food (which include juices and teas), liquor (i.e. distilled spirits) and wine producers provide the majority of industry demand for U.S. glass containers. In addition to these producers, international glass container customers include soft drink bottlers. In the regions where the Company has operations, it has leading positions with major producers of these products, as well as strong positions with producers of other products. The Company believes its position gives it the ability to sustain market share and take advantage of new opportunities and areas of growth within each customer group.

    Most glass production is sold to customers under arrangements with terms varying from several months to several years which specify estimated quantities to be shipped as a percentage of the customers' total annual shipment requirements. Containers are typically scheduled for production in response to customers' orders for their quarterly requirements.

    MARKETS AND COMPETITIVE CONDITIONS

    The Company has glass container operations located in 21 countries, and the principal markets for the Company's glass products are the United States, Latin America, Europe and Asia-Pacific. The Company has the leading share of the glass container segment of the United States beer and food (including juices and teas) packaging market. Excluding E & J Gallo Winery Inc., which manufactures its own containers, the Company believes it is the leading supplier of glass for wine and wine coolers. Internationally, the Company is the leading producer of glass containers in most of the geographic markets in which it is located.

    The Company's glass products compete on the basis of quality, service and price with other forms of rigid packaging, principally aluminum and steel cans, plastic bottles and paper, as well as glass containers produced by other large, well-established manufacturers. The principal competitors producing glass containers within the U.S. market are Ball-Foster Glass Container Co., L.L.C., a wholly-owned subsidiary of Paris-based Saint-Gobain ("Ball-Foster"), and Anchor Glass Container Corporation, most of the assets of which were purchased by Canadian-based Consumers Packaging, Inc. in early 1997. The principal competitor producing glass containers outside the U.S. market is Saint-Gobain. The principal competitors producing metal containers are American National Can Company, Ball Corporation, Crown Cork & Seal Company, Inc., Reynolds Metals Company, and Silgan Corporation. In the metal container market, no one competitor is dominant. The principal competitors supplying plastic containers are Continental Plastics Containers, Inc. (a subsidiary of Suiza Foods Corporation), Graham Packaging Co., Plastipak Packaging, Inc., and Silgan Corporation. In the plastic containers market, no one competitor is dominant.

    METHODS OF DISTRIBUTION

    Due to the significance of transportation costs and the importance of timely delivery, manufacturing facilities are located close to customers. Most of the Company's glass container products are shipped by common carrier to customers within a 250-mile radius of a given production site.

    DOMESTIC GLASS OPERATIONS

    At December 31, 1997, the Company had an approximate 45% share of the glass container category of the U.S. rigid packaging market. Domestically, the Company operates 22 glass container manufacturing facilities, a sand plant and two machine shops which manufacture high-productivity glass-making machines. Marketing under the trade name Owens-Brockway, the Company believes that its 1997 U.S. glass container sales were significantly higher than the sales of its nearest U.S. glass container competitor, Ball-Foster.

    Unit shipments in the U.S. to brewers and food producers, including producers of juices and teas, approximated 90%, 90%, and 87% of the Company's total U.S. glass container unit shipments for 1997, 1996, and 1995, respectively.

    During 1997, total glass container industry shipments within the United States rigid packaging market were slightly below 1996 shipment levels. Shipments declined in 1997 as a result of lower demand for food containers, including tea and juice bottles, partially offset by increased shipments of beer containers. The

Company's share of the United States glass container market increased several percentage points during this time.

    During 1997, closings of four U.S. glass container plants and one in Canada were initiated by companies operating in the U.S. glass container industry. In 1998, the Company expects glass containers' share of the United States rigid packaging market to remain relatively stable compared to 1997 levels and that the Company will maintain its share of the glass container segment due in part to the Company's ongoing improvement in operating efficiencies and its technological leadership.

    The glass container industry in the United States continues to recycle used glass containers into new glass containers. The Company is an important part of this effort and continues to melt substantial tonnage of recycled glass in its glass furnaces. The infrastructure for recycling glass also supplies recycled glass containers to producers other than those in the glass container industry for use in the manufacture of secondary products (i.e. fiberglass and roadway material manufacturers). Glass recycling helps relieve the burden on the nation's landfills, while significantly reducing the need for virgin materials. Recycling also results in energy savings and reductions in air emissions. The Company has no technological barriers to using all of the recycled glass it can reasonably expect to obtain from public/private collection programs as long as such glass meets incoming material quality standards.

    INTERNATIONAL GLASS OPERATIONS

    The Company has added to its international operations by acquiring glass container companies with leading positions in growing or established markets, increasing capacity at selected foreign affiliates, and maintaining the global network of glass container companies that license the Company's technology. With the Acquisition, the Company has significant ownership positions in companies located in 19 foreign countries. Most of the Company's international glass affiliates are the leading container manufacturers in their respective countries, producing a full line of containers for the beer, wine, liquor, food, fruit juice, soft drink, drug and chemical industries. Some of these companies also produce molds, mold parts, sand and feldspar, limestone, machines and machine parts, glass insulators, rolled glass, sheet glass and glass tableware. The Company's principal international glass affiliates are located in Latin America, Europe and the Asia-Pacific region.

    Outside of the United States, unit shipments of glass containers have grown substantially in recent years. International glass operations are benefiting from increased consumer spending power, increased privatization of industry, a favorable climate for foreign investment, and global expansion programs by major customers. The lowering of trade barriers has resulted in healthier economies, rising standards of living, and growing demand for consumer products and quality packaging in developing countries. The increasing demand for quality packaging products in developing countries, where per capita glass container consumption is low, but rising, continues to create growth opportunities. This is reinforced by the fact that in many developing countries glass has a significant cost advantage over plastic and metal containers. Technologies which have produced productivity improvements in the Company's United States glass container operations are also being applied to the operations of foreign affiliates. The Company is continuing to pursue additional strategic alliances with international partners whose markets are growing and whose manufacturing operations can be enhanced by the Company's state-of-the-art technology and equipment, which enables such operations to improve quality, increase productivity, reduce bottle weights, and decrease energy consumption. Revenues generated in countries where the Company does not have a direct ownership position may also provide a benefit to the Company in the form of royalties tied to sales volume of the Company's licensees.

PLASTICS PACKAGING INDUSTRY SEGMENT

    The Company is a leading plastics packaging manufacturer in the United States. The Company is the market leader in most plastic segments in which it competes. Most of the operations of this segment are located in the United States. As a result of the Acquisition, the Company's international operations have expanded to Australia, New Zealand, Latin America, South America, Europe, China and Saudi Arabia. The Company's Plastics Packaging segment is comprised of four business units.

    PLASTIC CONTAINERS

    This unit, with 48 factories worldwide, manufactures rigid, semi-rigid and multi-layer plastic containers for a wide variety of uses, including food and beverages, household products, personal care products, health care products, and chemicals and automotive products.

    CLOSURE AND SPECIALTY PRODUCTS

    This unit, with 14 manufacturing facilities, develops and produces closures and closure systems which incorporate functional features such as tamper evidence, child resistance and dispensing. In addition, this unit's diverse product line includes trigger sprayers, finger pumps, and lotion pumps, as well as metal closures and finger pumps for the fragrance and cosmetic industry. In the United States, the Company has a sole license for Alcoa's technology for compression molded, tamper evident, thermoplastic closures. This unit also manufactures custom injection molded products, such as deodorant canisters and toothpaste dispensers.

    PRESCRIPTION PRODUCTS

    The Company's Prescription Products unit manufactures prescription containers. These products are sold primarily to drug wholesalers, major drug chains and the government. Containers for prescriptions include plastic and glass ovals, vials, rounds, squares and ointment jars. The only other major producer in the plastic containers segment of prescription drug packaging is Kerr Group, Inc.

    LABEL AND CARRIER PRODUCTS

    The broad line of labels produced by this unit includes polyethylene labels for in-mold labeling (IML) and laminated labels for beverage containers. The proprietary Contour-Pak-Registered Trademark- plastic carrier line for bottles is also produced by this unit. This carrier line is predominantly used as six-pack and four-pack carriers for iced teas and other fruit drinks.

    MARKETS

    Major markets for these units include the food and beverage industries, household products, personal care products and health care products.

    The plastics segment of the rigid packaging market is competitive and fragmented. A large number of competitors exist on both a national and regional basis. The Company competes by emphasizing total package supply (i.e. bottle, label, and closure system), diversified market positions, proprietary technology and products, new package development and packaging innovation. The market for closures is divided into various categories in which several suppliers compete for business on the basis of price and product design.

    The Company's strategy has been to compete in the plastics packaging market where customers seek to use distinctive packaging to differentiate their products among a growing array of choices offered to consumers. The Company believes it is a leader in technology and development of custom products and has a leading market position for such products. The Company believes its plastics packaging business has a competitive advantage as a result of one of the shortest new product development cycles in the industry, enabling the Company to provide superior service in the service-sensitive custom plastic container market. The Company's product innovations in plastics packaging include in-mold labeling for custom-molded bottles, Contour-Pak carriers for 4, 6 and 8-pack applications, multilayer structured bottles containing post consumer recycled resin, Flex-Band-Registered Trademark- and PlasTop-Registered Trademark-tamper-evident closures, Clic Loc-Registered Trademark- child-resistant closures and Pharmacy Mate-Registered Trademark- reversible prescription container closures. In addition, BTR Packaging's custom PET product innovations include the hotfill container, which maintains structural integrity at high temperatures; the refillable container; the freestanding footed carbonated soft drink container, which has become the industry standard; the multi-layer container, which significantly enhances shelf life; and the "wide-mouth" PET container, which is capable of accepting metal ends.

    Recycling content legislation, which has been enacted in several states, requires that a certain specified minimum percentage of recycled plastic be included in new plastic products. The Company has met such legislated standards in part due to its material and multi-layer process technology.

    In addition to the Company's consolidated subsidiaries and BTR Packaging, the Company's Plastics Packaging segment has technical assistance agreements or cross-licenses with 12 different companies in seven countries. These agreements, which cover areas ranging from manufacturing and engineering assistance to support in functions such as marketing, sales, and administration, allow the Company to participate in the worldwide growth of the plastics packaging industry.

                                 BTR PACKAGING

    BTR Packaging manufactures glass and plastic containers and closures principally for the food and beverage markets. BTR Packaging's 1997 sales were $1.2 billion and Adjusted EBITDA was $413 million, resulting in an Adjusted EBITDA margin of 34%.

GLASS BUSINESS

    BTR Packaging's glass business, headquartered in Melbourne, Australia, is the largest manufacturer of glass containers in the Asia-Pacific region, with nine glass plants and a combined capacity of over 1.5 billion tons per year from 22 operating furnaces. Over 900 different containers are produced to serve six principal markets: beer, wine, food, spirits, soft drinks and fruit juice. BTR Packaging has had access to the research and development efforts and technology of the Company through a technology licensing agreement for more than 30 years. In 1997, BTR Packaging's glass business had sales of $652 million and Adjusted EBITDA of $232 million, resulting in an Adjusted EBITDA margin of 36%.

    AUSTRALIA AND NEW ZEALAND

    BTR Packaging began producing glass containers in 1872 in Melbourne and currently operates five plants in Australia and one plant in New Zealand, all located close to major urban centers. As the only major glass container producer in Australia and New Zealand, it has the leading market position in the glass container segment of the rigid packaging market. In Australia, other activities include the sale of glass tableware and the mining and sale of industrial minerals used primarily in the glass industry.

    CHINA AND INDONESIA

    BTR Packaging operates the two largest glass container plants in China in Shanghai and Guangdong, through two joint ventures, both of which are majority-owned. Historically, these two plants have been the major suppliers of glass containers for beer in their respective regions. BTR Packaging also operates a plant in Indonesia through a joint venture, in which it holds a majority interest, and serves a wide-ranging domestic market including, beer, tea, sauces, soft drinks and pharmaceuticals products. In addition to supplying the domestic market in Indonesia, it exports approximately 20% of its total production to Australia and New Zealand.

    PRODUCTS AND CUSTOMERS

    BTR Packaging produces a wide range of container shapes, sizes and colors for beer, wine, food, spirits, soft drinks and fruit juice containers and has been a major supplier to many high-volume customers in the regions it serves, including Anheuser-Busch, Foster's Brewing Group, Lion Nathan, Southcorp Holdings, Coca-Cola Amatil and Cadbury Schweppes. These relationships are supported by leading technology, product quality, product variety and customer service. The Company believes that the product design skills of BTR Packaging have resulted in additional business from the launch of customers' new products such as the new glass design recently developed in Australia for "Foster's Extra" brand beer.

    MARKETS

    BTR Packaging primarily serves beverage and food customers in each of the regions in which it operates. The Australian rigid packaging market is characterized by the stability of its food and beverage industries. For most products, glass containers compete with a variety of substitute packaging products such as aluminum cans, plastic, PET bottles and paper laminate composites. The glass container segment of the rigid packaging market in Australia is comprised principally of beer, wine and spirits and food. The New Zealand glass container segment has an industry structure and market dynamics similar to those of Australia, although imported products supply a larger portion of demand.

    In China, rising standards of living and a growing demand for consumer products create growth opportunities. The combination of strong demand for high-quality beer containers from multinational brands, which continue to expand in China, and the acquired glass business' technological leadership, positions it for growth. In Indonesia, similar trends in consumer demand and the ongoing conversion from refillable to non-refillable containers should also provide growth opportunities.

PLASTICS BUSINESS

    BTR Packaging's plastics business is a global business with 34 factories in eight countries and interests in four joint ventures in Brazil, Saudi Arabia and China. It holds the leading position in the custom PET market in North America, Australia and New Zealand and is the leading manufacturer of rigid plastic containers, tubes and trays in Australia. In 1997, BTR Packaging's plastics business had sales of $565 million and Adjusted EBITDA of $181 million, resulting in an Adjusted EBITDA margin of 32%.

    PRODUCTS AND CUSTOMERS

    BTR Packaging focuses primarily on the custom PET container market. Custom PET containers are produced for applications that require special processing to ensure heat resistance and enhanced barrier protection. In the United States, BTR Packaging serves a wide variety of the custom PET packaging end uses, primarily in the food and beverage industries.

    In Australia, BTR Packaging is also a leading producer of (i) rigid plastic containers and laminated tubes for the packaging of motor oil, food, personal care, laundry and industrial chemicals; (ii) extruded and thermoformed tubes and trays for the packaging of meat, processed foods, electronics and horticultural products; and (iii) closures for beer, food and soft drinks containers.

    BTR Packaging is a major supplier to a number of international food and beverage companies, including Coca-Cola, Heinz, Quaker Oats and Very Fine. The broad geographic coverage of its plastics operations enables it to be close to its customers and serve its customers globally; it produces PET bottles for Quaker Oats in the United States, Mexico and Australia and for Coca-Cola in Mexico, Saudi Arabia, Hungary, China, New Zealand and Brazil.

    MARKETS

    The United States custom PET market is comprised principally of food, juices and isotonics (sports drinks), household and personal care products. The main competitors in this product segment include Schwalbach-Lubeca, Crown Cork and Seal, Plastipak and Graham Packaging.

    The Company believes the plastics business of BTR Packaging will benefit in the United States from the growth of custom PET as drink manufacturers continue to differentiate their products through packaging. Further growth opportunities should result from the development of markets for custom PET packaging applications for small juice, small carbonated soft drinks and potentially, cold filtered beers. The Company believes that BTR Packaging's proprietary technology for barrier containers that can meet the requirements of custom PET packaging for small juice, small carbonated soft drinks and cold filtered beers, should give the Company a competitive advantage if commercial demand develops.

    TECHNOLOGY AND PRODUCT DEVELOPMENT

    BTR Packaging is the leader in the development of custom PET container technology with over 300 patents worldwide. These technologies are a critical component of its product portfolio. In the United States, BTR Packaging is the largest supplier of hotfill PET containers, which maintain the structural integrity at high temperatures, due in part to its proprietary process which permits the production of hotfill containers at competitive prices. In addition, BTR Packaging developed the first refillable PET container, which can be refilled up to 30 times; the world's first freestanding footed carbonated soft drink container, which has become the industry standard as the technology has been licensed worldwide; the first "wide-mouth" PET container, which is capable of accepting metal ends to create products such as the PET tennis ball container; and the first multi-layer barrier PET container, which significantly enhances shelf life.

                            DESCRIPTION OF THE NOTES

    The following description of the particular terms of the Notes (referred to in the accompanying Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith, replaces the descriptions of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made.

    The Notes are to be issued under an Indenture, to be dated as of the Closing Date (the "Indenture"), between the Company, as issuer, and The Bank of New York, as Trustee ("the Trustee"), and will constitute a separate series of Debt Securities described in the accompanying Prospectus. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by reference to the Trust Indenture Act of 1939, as amended. As used in the "Description of the Notes," all references to the Company shall mean Owens-Illinois, Inc., excluding, unless the context otherwise requires or as otherwise expressly stated, its subsidiaries. Whenever this "Description of the Notes" refers to particular defined terms of the Indenture that are not otherwise defined herein, such defined terms are incorporated herein by reference. For definitions of certain capitalized terms used in the following summary, see "--Certain Definitions."

GENERAL

    The Notes will be senior unsecured obligations of the Company, limited to $250 million aggregate principal amount, and will mature on May 15, 2008.

    The Notes initially will bear interest at the rate shown on the front cover of this Prospectus Supplement from the Closing Date or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually (to Holders of record at the close of business on the May 1 or November 1 immediately preceding the Interest Payment Date) on May 15 and November 15 of each year, commencing November 15, 1998.

    Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, the City of New York (which initially will be the corporate trust office of the Trustee located in New York, New York); PROVIDED that, at the option of the Company, payment of interest may be made by check mailed to the address of each Holder as such address appears in the Security Register.

    The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

    The Notes will be issued in the form of one or more Global Securities as described under "Description of Debt Securities--Global Debt Securities" in the accompanying Prospectus, and will be registered in the name of The Depository Trust Company or its nominee.

OPTIONAL REDEMPTION

    The Notes will not be redeemable prior to maturity.

RANKING

    The Notes will be senior unsecured indebtedness of the Company, and will rank PARI PASSU in right of payment with all existing and future senior unsecured indebtedness of the Company, and senior in right of payment to all subordinated indebtedness of the Company. The Notes will be effectively subordinated to all liabilities of the Company's subsidiaries, including trade payables. At March 31, 1998, on a pro forma basis, the Company (excluding its subsidiaries) would have had approximately $5.0 billion of indebtedness outstanding, and the Company's subsidiaries would have had approximately $2.7 billion of liabilities. See "Risk Factors--Leverage; Restrictive Debt Covenants," "--Holding Company Structure," "--Pledge Arrangements" and "Consolidated Capitalization."

SINKING FUND

    The Notes will not be subject to the operation of any sinking fund.

COVENANTS

    The Indenture will contain, among others, the following covenants:

    LIMITATION ON TRANSACTIONS WITH AFFILIATES

    The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, make any loan, advance, guaranty or capital contribution to, or for the benefit of, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or for the benefit of, or purchase or lease any property or assets from, or enter into or amend any contract, agreement, or understanding with, or for the benefit of, any Affiliate of the Company (each an "Affiliate Transaction"), involving aggregate consideration in excess of $5.0 million for any one transaction, except on terms that are no less favorable to the Company or the relevant Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm's length basis from a person that is not such a holder or Affiliate.

    The foregoing limitation does not limit, and shall not apply to, (i) transactions (x) in respect of which the Company or such Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking, accounting, appraisal or consulting firm stating that the transaction is fair to the Company or such Subsidiary from a financial point of view or (y) approved by a majority of the disinterested members of the Board of Directors of the Company, or if there are no such directors, a majority of the directors of the Company, (ii) the payment of reasonable and customary regular fees paid to, and indemnity provided on behalf of, officers, directors, employees and consultants to Company or its Subsidiaries, (iii) payments or loans to officers, directors and employees of the Company for business or personal purposes and other loans and advances to such officers, directors and employees for travel, entertainment, moving and other relocation expenses made in the ordinary course of business of the Company and its Subsidiaries, (iv) the payment by the Company or any of its Subsidiaries to KKR and its Affiliates of (1) fees for any financial, advisory, financing, underwriting or placement services or in respect of other investment banking activities, including without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the Board of Directors of the Company and (2) annual management, consulting and advisory fees and related expenses, (v) any agreement in effect as of the Closing Date or any amendment thereto (so long as such amendment is not disadvantageous to the Holders in any material respect) or any transaction contemplated thereby, (vi) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business which are fair to the Company or its Subsidiaries, in the reasonable determination of the Board of Directors of the Company or the senior management thereof and (vii) transactions between or among any of the Company and its Subsidiaries.

    LIMITATION ON LIENS

    The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any of its Subsidiaries held by the Company or any of its Subsidiaries in order to secure any Indebtedness of the Company, without making effective provision for all of the Notes and all other amounts due under the Indenture relating to the Notes to be directly secured equally and ratably with (or, if the Indebtedness to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the Indebtedness secured by such Lien.

    The foregoing limitation does not apply to: (i) Liens existing on the Closing Date; (ii) Liens granted after the Closing Date on any assets or properties of the Company or its Subsidiaries, or any shares of Capital Stock or Indebtedness of any of its Subsidiaries held by the Company or any of its Subsidiaries, securing Indebtedness of the Company created in favor of the Holders; (iii) Liens securing Indebtedness which is incurred to refinance Indebtedness which is secured by Liens permitted to be incurred under the Indenture; PROVIDED that such Liens do not extend to or cover any property or assets of the Company or any of its Subsidiaries other than the property or assets securing the Indebtedness being refinanced; or (iv) Permitted Liens.

    INVESTMENTS IN UNRESTRICTED SUBSIDIARIES

    The Indenture will provide that the Company will not make, and will not permit any of its Subsidiaries to make, any Investments in Unrestricted Subsidiaries if, at the time thereof, the aggregate amount of such Investments would exceed the sum of $150,000,000.

    CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Indenture will provide that the Company may not consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its property or assets to any person unless (a) the Company is the surviving corporation or the entity or the person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia;
(b) the entity or person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture; and (c) immediately prior to and after giving effect to the transaction, no Default (as defined in the Indenture) or Event of Default shall have occurred and be continuing. Notwithstanding the foregoing, any Subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company.

    PAYMENTS FOR CONSENT

    The Indenture will provide that neither the Company nor any Subsidiary of the Company shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of the Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of that Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all Holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

DEFAULTS

    The following are Events of Default with respect to the Notes under the
Indenture: (a) failure to pay the principal of, or premium, if any, on such Notes when due and payable; (b) failure to pay any interest on such Notes when due, continued for 30 days; (c) failure to perform or observe any other agreements of the Company in such Indenture continued for 60 days after written notice; (d) failure to comply with the provisions of the Indenture applicable to consolidation, merger and sale of assets of the Company; (e) acceleration of $125,000,000 or more, individually or in the aggregate, in principal amount of Indebtedness of the Company under the terms of the instrument under which such indebtedness is issued or secured, except as a result of compliance with applicable laws, orders or decrees, if such Indebtedness shall not have been discharged or such acceleration is not annulled within ten days after written notice; and (f) certain events of bankruptcy, insolvency, or reorganization.

    If an Event of Default with respect to outstanding Notes (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization) shall occur and be continuing, either the Trustee or the holders of at least 50% in principal amount of the outstanding Notes by notice, as provided in the Indenture, may declare the unpaid principal amount of, and any accrued and unpaid interest on, all Notes to be due and payable immediately. However, at any time after a declaration of acceleration with respect to the Notes has been made, the holders of a majority in principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such acceleration if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal (or such lesser amount) or interest that has become due solely because of the acceleration. For information as to waiver of defaults, see "Description of Debt Securities--Modification and Waiver" in the accompanying Prospectus.

    The Indenture will provide that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the Trustee, the holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Notes.

    The Company will be required to furnish to the Trustee under the Indenture annually a statement as to the performance by the Company of its obligations under that Indenture and as to any default in such performance.

DEFEASANCE

    The provisions described under "Description of Debt Securities--Defeasance of Debt Securities and Certain Covenants in Certain Circumstances" in the accompanying Prospectus are applicable to the Notes. Each of the covenants described under "--Covenants" may be subject to covenant defeasance.

MODIFICATION AND WAIVER

    The provisions described under "Description of Debt Securities--Modification and Waiver" in the accompanying Prospectus are applicable to the Notes.

CERTAIN DEFINITIONS

    Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture which will be applicable to the Notes. Reference is made to the Indenture for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.

    "Affiliate" means, as applied to any person, any other person directly or indirectly controlling, controlled by, or under common control with, that person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise.

    "Capitalized Lease Obligation" means, as applied to any person, any lease of any property (whether real, personal or mixed) by that person as lessee which, in conformity with GAAP, is required to be accounted for as a capital lease on the balance sheet of that person.

    "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock.

    "Closing Date" means the date on which the Notes are originally issued under the Indenture.

    "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in currency values.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "GAAP" means, subject to certain provisions of the Indenture, generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, which are applicable to the circumstances as of the Closing Date.

    "Indebtedness" of any person means, without duplication, with respect to any person, any indebtedness, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements with respect thereto) or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to Capitalized Lease Obligations), except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP (but does not include contingent liabilities which appear only in a footnote to a balance sheet), and shall also include, to the extent not otherwise included, the guaranty by such person of items which would be included within this definition, obligations in respect of Currency Agreements and Interest Rate Agreements and the maximum fixed repurchase price of any Redeemable Stock. For purposes of the preceding sentence, the maximum fixed repurchase price of any Redeemable Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date of determination, provided that if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock.

    "Interest Rate Agreements" means the obligations of any person pursuant to any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement designed to protect such person or any of its Subsidiaries against fluctuations in interest rates.

    "Investment" means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business, which are recorded as accounts receivable on the balance sheet of any person or its Subsidiaries) or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities issued by any other person. For the purposes of the definition of "Unrestricted Subsidiary" and the covenant "Investments in Unrestricted Subsidiaries" (i) the amount of any "Investment" shall be the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary that is designated a Subsidiary of the Company and (ii) any property transferred to or from any Unrestricted Subsidiary shall be valued at fair market value at the time of such transfer, in each case as determined by the Board of Directors of the Company in good faith.

    "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

    "Permitted Liens" means (i) Liens (including extensions and renewals thereof) upon real or personal (whether tangible or intangible) property acquired after the Closing Date, PROVIDED that (a) such Lien is created solely for the purpose of securing Indebtedness incurred, (1) to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within 12 months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (ii) any interest or title of a lessor in the property subject to any Capitalized Lease Obligation or operating lease; (iii) Liens on property of, or on shares of Capital Stock or Indebtedness of, any person existing at the time such person becomes, or becomes a part of, the Company or any Subsidiary of the Company; PROVIDED that such Liens do not extend to or cover any property or assets of the Company or any Subsidiary of the Company other than the property or assets acquired; (iv) Liens in favor of the Company or any Subsidiary of the Company;
(v) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (vi) Liens encumbering customary initial deposits and margin deposits, and other Liens that are either within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed solely to protect the Company or any of its Subsidiaries from fluctuations in interest rates, currencies or the price of commodities; (vii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Subsidiaries in the ordinary course of business of the Company and its Subsidiaries; (viii) Liens on or sales of receivables; (ix) Liens securing the Company's obligations in respect of bankers' acceptances issued or created to facilitate the purchase, shipment or storage of inventory or other goods; and (x) in addition to any other Liens permitted to be incurred pursuant to the Indenture, Liens securing Indebtedness in an amount not to exceed $500 million.

    "Redeemable Stock" means any equity security that by its terms or otherwise is required to be redeemed prior to the stated maturity of the Notes, or is redeemable at the option of the holder thereof at any time prior to the stated maturity of the Notes.

    "Subsidiary" means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any person or one or more of the other Subsidiaries of that person or a combination thereof; PROVIDED that an Unrestricted Subsidiary shall not be deemed to be a Subsidiary of the Company for purposes of the Indenture.

    "Unrestricted Subsidiary" means (1) any Subsidiary of the Company which at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns, or holds any Liens on, any property of, the Company or any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated; PROVIDED that either (x) the fair market value of the net assets of the Subsidiary to be so designated is $1,000 or less or (y) if the fair market value of the net assets of such Subsidiary is greater than $1,000, the amount of the Company's Investments in Unrestricted Subsidiaries at the time of designation is less than $150,000,000. The Board of Directors may designate any Unrestricted

Subsidiary to be a Subsidiary. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The following is a general discussion of certain United States federal income tax consequences of the acquisition, ownership and disposition of Notes by a "Non-United States Holder" and does not deal with tax consequences arising under the laws of any foreign, state, or local jurisdiction. Except where noted, it deals only with Notes held as capital assets by Non-United States Holders. As used herein, a "Non-United States Holder" is a person or entity that, for United States federal income tax purposes, is not a citizen or resident of the United States, a corporation or partnership created or organized under the laws of the United States or a political subdivision thereof, an estate the income of which is subject to United States federal income tax consequences regardless of its source, or a trust which is subject to the supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code"), or that otherwise is subject to United States federal income taxation on a net basis in respect of the Notes.

    This discussion is based on provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof as of the date hereof, all of which are subject to change. This discussion does not address all aspects of United States federal income taxes and does not deal with foreign, state or local tax consequences that may be relevant to Non-United States Holders in light of their personal circumstances. Prospective investors who are Non-United States Holders are urged to consult their tax advisors regarding the United States federal tax consequences of acquiring, holding and disposing of the Notes, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

    An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal income tax as if they were United States citizens and residents.

    Under present United States federal income and estate tax law, and subject to the discussion below concerning backup withholding:

        (a) no withholding of United States federal income tax will be required with respect to the payment by the Company or any paying agent of principal or interest on a Note owned by a Non-United States Holder, provided (i) that the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of Section 871(h)(3) of the Code and the regulations thereunder, (ii) the beneficial owner is not a controlled foreign corporation that is related to the Company through stock ownership,
    (iii) the beneficial owner is not a bank whose receipt of interest on a Note is described in Section 881(c)(3)(A) of the Code and (iv) the beneficial owner satisfies the statement requirement (described generally below) set forth in Section 871(h) and Section 881(c) of the Code and the regulations thereunder;

        (b) no withholding of United States federal income tax will be required with respect to any gain or income realized by a Non-United States Holder upon the sale, exchange, retirement or other disposition of a Note; and

        (c) a Note beneficially owned by an individual who at the time of death is a Non-United States Holder will not be subject to United States federal estate tax as a result of such individual's death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of Section 871(h)(3) of the Code and provided that the interest payments with respect to such Note would not have been, if received at the time of such individual's death, effectively connected with the conduct of a United States trade or business by such individual.

    To satisfy the requirement referred to in (a)(iv) above, the beneficial owner of such Note, or a financial institution holding the Note on behalf of such owner, must provide, in accordance with specified procedures, a paying agent of the Company with a statement to the effect that the beneficial owner is not a United States person. Currently, these requirements will be met if (1) the beneficial owner provides his name and address, and certifies, under penalties of perjury, that he is not a United States person (which certification may be made on an Internal Revenue Service Form ("IRS") W-8 (or successor form)) or (2) a financial institution holding the Note on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof. Under recently finalized Treasury regulations (the "Final Regulations"), the statement requirement referred to in (a)(iv) above may also be satisfied with other documentary evidence for interest paid after December 31, 1999 with respect to an offshore account or through certain foreign intermediaries.

    If a Non-United States Holder cannot satisfy the requirements of the "portfolio interest" exception described in (a) above, payments of interest made to such Non-United States Holder will be subject to a 30% withholding tax unless the beneficial owner of the Note provides the Company or its paying agent, as the case may be, with a properly executed (1) IRS Form 1001 (or successor form) claiming an exemption from (or a reduction in) withholding under the benefit of an applicable tax treaty or (2) IRS Form 4224 (or successor form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States. Under the Final Regulations, Non-United States Holders will generally be required to provide IRS Form W-8 in lieu of IRS Form 1001 and IRS Form 4224, although alternative documentation may be applicable in certain situations. Moreover, under recently finalized Regulations, the benefit of an applicable tax treaty may, in certain circumstances, and subject to significant limitations under the Code, be claimed by the foreign partners of a foreign partnership that holds the Notes. Foreign partners are urged to consult their tax advisors to determine whether they are eligible to claim such benefits.

    If a Non-United States Holder is engaged in a trade or business in the United States and interest on the Note is effectively connected with the conduct of such trade or business, the Non-United States Holder, although exempt from the withholding tax discussed above, will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a United States holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or a lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest on a Note will be included in such foreign corporation's earnings and profits.

    Any gain or income realized upon the sale, exchange, retirement or other disposition of a Note generally will not be subject to United States federal income tax unless (i) such gain or income is effectively connected with a trade or business in the United States of the Non-United States Holder, or (ii) in the case of a Non-United States Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    In general, no information reporting or backup withholding will be required with respect to payments made by the Company or any paying agent to Non-United States Holders if a statement described in (a)(iv) above has been received (and the payor does not have actual knowledge that the beneficial owner is a United States person).

    In addition, backup withholding and information reporting will not apply if payments of the principal and interest on a Note are paid or collected by a foreign office of a custodian, nominee or other foreign agent on behalf of the beneficial owner of such Note, or if a foreign office of a broker (as defined in applicable Treasury regulations) pays the proceeds of the sale of a Note to the owner thereof. If, however, such nominee, custodian, agent or broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, for taxable years beginning after December 31, 1999, a foreign partnership in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or a foreign partnership which is engaged in a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such custodian, nominee, agent or broker has documentary evidence in its records that the beneficial owner is not a United States person and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption.

    Payments of principal and interest on a Note paid to the beneficial owner of a Note by a United States office of a custodian, nominee or agent, or the payment by the United States office of a broker of the proceeds of sale of a Note, will be subject to both backup withholding and information reporting unless the beneficial owner provides the statement referred to in (a)(iv) above and the payor does not have actual knowledge that the beneficial owner is a United States person or otherwise establishes an exemption.

    Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITERS

    Under the terms and subject to the conditions set forth in the Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amount of the Notes set forth opposite their respective names below:

                                                                            PRINCIPAL AMOUNT
                                                                            OF 7.35% SENIOR
                                                                                 NOTES
UNDERWRITER                                                                     DUE 2008
------------------------------------------------------------------------  --------------------

Morgan Stanley & Co. Incorporated.......................................     $  100,000,003
BancAmerica Robertson Stephens..........................................         21,428,571
Credit Suisse First Boston Corporation..................................         21,428,571
Goldman, Sachs & Co. ...................................................         21,428,571
Lehman Brothers Inc. ...................................................         21,428,571
Merrill Lynch, Pierce, Fenner & Smith Incorporated......................         21,428,571
Salomon Brothers Inc ...................................................         21,428,571
Scotia Capital Markets (USA) Inc. ......................................         21,428,571
                                                                          --------------------
    Total...............................................................     $  250,000,000
                                                                          --------------------
                                                                          --------------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to receipt of an opinion of counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the Notes if any are taken.

    The Underwriters propose initially to offer part of the Notes to the public at the public offering price set forth on the cover page hereof and in part to certain dealers at prices that represent a concession not in excess of .55% of the principal amount of the Notes. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of .30% of the principal amount of each series of Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriters. The Underwriters have agreed to reimburse the Company for certain expenses incurred in connection with the Debt Offerings.

    The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

    In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over-allot in connection with the offering of the Notes, creating short positions in the Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, Notes in the open market. Finally, Morgan Stanley & Co. Incorporated may reclaim selling concessions allowed to an Underwriter or dealer for distributing Notes in this Debt Offering, if Morgan Stanley & Co. Incorporated repurchases previously distributed Notes in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Underwriters or their affiliates have provided and will in the future continue to provide investment banking and other financial services, including the provision of credit facilities, for the Company, KKR and certain of their affiliates in the ordinary course of business for which they have received and will receive customary compensation. In addition, Morgan Stanley & Co. Incorporated is a managing underwriter in the Common Stock Offering. Smith Barney Inc., an affiliate of Salomon Brothers Inc, is also the lead underwriter in the Equity Offerings. BancAmerica Robertson Stephens is an Arranger, Bank of America National Trust and Savings Association, an affiliate of BancAmerica Robertson Stephens, is a lender and Syndication Agent, and The Bank of Nova Scotia, an affiliate of Scotia Capital Markets (USA) Inc., is a lender, Arranger and Documentation Agent under the Company's Amended Bank Credit Agreement. The proceeds of the Offerings will be used to repay a portion of the Term Loan under the Amended Bank Credit Agreement.

    It is expected that delivery of the Notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this Prospectus Supplement, which is the fourth business day following the date hereof. Under Rule 15c6-1 of the Commission under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the date hereof should consult their own advisor.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Notes will be passed upon by Latham & Watkins, San Francisco, California, as counsel for the Company, and for the Underwriters by Simpson Thacher & Bartlett, New York, New York. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, in less than 1% of the Common Stock of the Company. Such persons do not have the power to vote or dispose of such shares of Common Stock. Simpson Thacher & Bartlett has from time to time acted as counsel for the Company and KKR in certain matters, including representation of the Company in connection with the BTR Transaction.

                              OWENS-ILLINOIS, INC.

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                             ---------------------

                                                                       [LOGO]

    Owens-Illinois, Inc. (the "Company"), directly or through agents, dealers, or underwriters designated from time to time, may offer, issue and sell, in one or more series or issuances, up to $4,000,000,000 in the aggregate of (a) secured or unsecured debt securities (the "Debt Securities") of the Company, in one or more series, which may be either senior debt securities (the "Senior Debt Securities"), senior subordinated debt securities (the "Senior Subordinated Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), (b) shares of preferred stock of the Company, par value $.01 per share (the "Preferred Stock"), in one or more series, and (c) shares of common stock of the Company, par value $.01 per share (the "Common Stock"), or any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale. The Debt Securities may be issued as exchangeable and/or convertible Debt Securities exchangeable for or convertible into shares of Common Stock or Preferred Stock. The Preferred Stock may also be exchangeable for or convertible into shares of Common Stock or another series of Preferred Stock. The Debt Securities, the Preferred Stock and the Common Stock are collectively referred to herein as the "Securities." The Debt Securities, the Preferred Stock and the Common Stock may be offered separately or together in one or more separate classes or series and in amounts, at prices and on terms to be determined at the time of offering, and to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

    Except as described more fully herein or as set forth in the Prospectus Supplement relating to any offered Debt Securities, the Indenture (as herein defined) will not provide holders of Debt Securities protection in the event of a highly-leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company which could adversely affect holders of Debt Securities. See "Description of Debt Securities--Consolidation, Merger and Sale of Assets."

    The Company's Common Stock is traded on The New York Stock Exchange under the symbol OI. Any Common Stock sold pursuant to a Prospectus Supplement will be listed on The New York Stock Exchange. On April 16, 1998, the last reported sale price of the Common Stock on The New York Stock Exchange was $44 7/16 per share. The Company has not yet determined whether any of the Debt Securities or Preferred Stock offered hereby will be listed on any exchange or over-the-counter market. If the Company decides to seek listing of any such Securities, the Prospectus Supplement relating thereto will disclose such exchange or market.
                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
           THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY
                    OR ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                          IS A CRIMINAL OFFENSE.
                            ------------------------

    The Securities will be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. The Company reserves the sole right to accept, and together with its agents, from time to time, to reject in whole or in part any proposed purchase of Securities to be made directly or through agents. If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Securities. See "Plan of Distribution" for possible indemnification arrangements with agents, dealers and underwriters.

    This Prospectus may not be used to consummate sales of Securities unless accompanied by the applicable Prospectus Supplement.

                 THE DATE OF THIS PROSPECTUS IS APRIL 20, 1998.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, part of which has been omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are qualified by reference to the copy of such agreement or other document filed as an Exhibit to the Registration Statement or such other document, each such statement being qualified in its entirety by such reference.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports and other information filed by the Company with the Commission, can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C., 20549; 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a site on the World Wide Web at http://www.sec.gov, that contains reports, proxy and other information regarding registrants that file electronically with the Commission and certain of the Company's filings are available at such web site. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents filed with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

        (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1997;

        (2) the Company's Current Report on Form 8-K filed with the Commission on March 2, 1998, as amended by Form 8-K/A filed with the Commission on March 4, 1998;

        (3) the Company's Current Report on Form 8-K filed with the Commission on April 16, 1998;

        (4) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on December 3, 1991, as amended; and

        (5) all other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering, which shall be deemed to be a part hereof from the date of filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    This Prospectus may not be used to consummate sales of offered securities unless accompanied by a Prospectus Supplement. The delivery of this Prospectus together with a Prospectus Supplement relating to particular offered Securities in any jurisdiction shall not constitute an offer in the jurisdiction of any other securities covered by this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon request, a copy of any documents incorporated into this Prospectus by reference (other than exhibits incorporated by reference into such document). Requests for documents should be submitted to the Corporate Secretary, Owens-Illinois, Inc., One SeaGate, Toledo, Ohio 43666, (telephone (419) 247-5000). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference herein.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    THIS PROSPECTUS, INCLUDING ANY DOCUMENTS THAT ARE INCORPORATED BY REFERENCE AS SET FORTH IN "INFORMATION INCORPORATED BY REFERENCE," CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. SUCH STATEMENTS ARE INDICATED BY WORDS OR PHRASES SUCH AS "ANTICIPATE," "ESTIMATE," "PROJECTS," "MANAGEMENT BELIEVES," "THE COMPANY BELIEVES," "INTENDS," "EXPECTS" AND SIMILAR WORDS OR PHRASES. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES OR ASSUMPTIONS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY MAY VARY MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS IN THIS PARAGRAPH. THE COMPANY DISCLAIMS ANY OBLIGATION TO PUBLICLY ANNOUNCE THE RESULTS OF ANY REVISIONS TO ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT FUTURE EVENTS OR DEVELOPMENTS.

                                  THE COMPANY

    The Company, through its subsidiaries, is the successor to a business established in 1903. The Company is one of the world's leading manufacturers of packaging products. Approximately one of every two glass containers made worldwide is made by the Company, its affiliates or licensees. In addition to being the largest manufacturer of glass containers in the United States, North America, South America and India, and the second largest in Europe, the Company is a leading manufacturer in the United States of plastic containers, plastic closures, plastic prescription containers, labels, and multipack plastic carriers for beverage containers. Since 1992, through acquisitions and investments strategic to its core businesses, the Company has furthered its market leadership position in the geographic areas in which it competes. During the years 1993 through 1997, the Company has invested more than $1.5 billion in capital expenditures alone (excluding acquisition expenditures) to improve productivity and increase capacity in key locations.

RECENT DEVELOPMENTS

    ACQUISITION. On March 1, 1998, the Company signed a definitive agreement to acquire the worldwide glass and plastics packaging businesses of BTR plc ("BTR") in an all cash transaction valued at approximately $3.6 billion (the "Acquisition"). In connection with obtaining regulatory approvals for the Acquisition, the Company believes it will be required to divest certain portions of the acquired businesses. The Company believes, however, that any divestitures which may be required in connection with the Acquisition will not have a material adverse effect on the Company or its ability to integrate the acquired businesses.

    BTR's glass packaging unit is the leading glass container manufacturer in Australia and New Zealand, a leading supplier in the United Kingdom and participates in joint ventures in China and Indonesia. The Company has provided technology and equipment to BTR's glass packaging unit since 1967 and to certain BTR plastics businesses under a series of technical assistance agreements.

    BTR's plastics packaging unit is a leading supplier of polyethylene terephthalate (PET) hotfill food and drink containers, with operations in the United States, Australia, New Zealand, the United Kingdom, the Netherlands, and in emerging markets in such areas as Brazil, China, Hungary, Mexico and Saudi Arabia. In addition, BTR's operations in Australia and New Zealand produce a variety of plastic bottles and closures of high density polyethylene and polypropylene.

    The Company intends to finance the Acquisition initially with bank borrowings. Following the closing, the Company plans to refinance a portion of the bank borrowings with public offerings of debt and equity securities. The Acquisition is subject to certain regulatory approvals. Although there can be no assurance of these approvals, the Company believes that the approvals will be obtained and that the Acquisition will close in the second quarter of 1998.

    Since 1991, excluding the Acquisition, the Company has acquired 10 glass container companies serving emerging markets and eight plastic packaging operations. BTR's worldwide glass and packaging businesses had 1997 sales of approximately $1.5 billion.

    The principal offices of the Company are located at One SeaGate, Toledo, Ohio 43666, and the telephone number is (419) 247-5000.

                                USE OF PROCEEDS

    Unless otherwise indicated in the applicable Prospectus Supplement, the Company anticipates that any net proceeds would be used for general corporate purposes, which may include but are not limited to working capital, capital expenditures and acquisitions or the repayment or refinancing of the Company's indebtedness, including bank borrowings expected to be approximately $3.6 billion in connection with the Acquisition. The factors which the Company will consider in any refinancing will include the number of shares of Common Stock, Preferred Stock and/or the amount and characteristics of any Debt Securities issued and may include, among others, the impact of such refinancing on the Company's liquidity, debt-to-capital ratio and earnings per share. When a particular series of Securities is offered, the Prospectus Supplement relating thereto will set forth the Company's intended use for the net proceeds received from the sale of such Securities. Pending the application of the net proceeds, the Company expects to invest such proceeds in short-term, interest-bearing instruments or other investment-grade securities or to reduce indebtedness under its bank credit agreement.

                      RATIOS OF EARNINGS TO FIXED CHARGES
      AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

    The following table sets forth the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends of the Company for the periods indicated.

                                                                                          YEARS ENDED DECEMBER 31,
                                                                                 ------------------------------------------
                                                                                   1997       1996       1995       1994
                                                                                 ---------  ---------  ---------  ---------
Ratio of earnings to fixed charges (a).........................................       2.4x       2.0x       1.9x       1.5x

Ratio of earnings to combined fixed charges and preferred stock dividends (a)
  (b)..........................................................................       2.3x       1.9x       1.9x       1.5x


                                                                                    1993
                                                                                    -----
Ratio of earnings to fixed charges (a).........................................          (c)
Ratio of earnings to combined fixed charges and preferred stock dividends (a)
  (b)..........................................................................          (c)

------------------------

(a) For the purpose of calculating the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends, earnings consist of income before income taxes and fixed charges. Fixed charges include interest expense, capitalized interest and that portion of rentals representative of an interest factor.

(b) At December 31, 1997, the Company had (i) 65,625 shares issued and 17,099 shares outstanding of Series A Exchangeable Preferred Stock ("Series A"),
    (ii) 65,625 shares issued and 55,665 shares outstanding of Series B Exchangeable Preferred Stock ("Series B") and (iii) 131,250 shares issued and outstanding of Series C Exchangeable Preferred Stock ("Series C" and, together with the Series A and the Series B, the "Exchangeable Preferred Stock"). The holders of Exchangeable Preferred Stock are entitled to receive cumulative dividends at the rate of $7.00 per year on each share of Exchangeable Preferred Stock. At December 31, 1997, dividends accumulated and unpaid were approximately $7.4 million. Shares of Exchangeable Preferred Stock are exchangeable for a number of shares of Common Stock of the Company determined by multiplying the total number of exchangeable shares being exchanged by the sum of $100 plus all dividends accumulated and unpaid on each share being exchanged and dividing such amount by the last reported sales price of the Company's Common Stock on the New York Stock Exchange at the close of business on the business day next preceding the day of exchange. Holders of the Exchangeable Preferred Stock have no voting rights, except on actions which would affect their exchange rights or on actions to increase the authorized number of exchangeable shares.

(c) Earnings of the Company were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends for the year ended December 31, 1993 in the amount of $292.0 million and $295.0 million, respectively, due to a $250.0 million charge in the fourth quarter of 1993 principally related to the Company's restructuring program and a $325.0 million charge in the fourth quarter of 1993 for estimated uninsured future asbestos-related costs.

                         DESCRIPTION OF DEBT SECURITIES

    The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement, and the extent, if any, to which such general provisions do not apply to the Debt Securities so offered, will be described in the Prospectus Supplement relating to such Debt Securities.

    Debt Securities may be issued from time to time in series under an indenture, and one or more indentures supplemental thereto (collectively, the "Indenture"), between the Company and a trustee to be identified in the applicable Prospectus Supplement (the "Trustee"). The terms of the Debt Securities will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "TIA") as in effect on the date of the Indenture. The Debt Securities will be subject to all such terms, and potential purchasers of the Debt Securities are referred to the Indenture and the TIA for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the proposed form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. As used under this caption, unless the context otherwise requires, "Offered Debt Securities" shall mean the Debt Securities offered by this Prospectus and an accompanying Prospectus Supplement.

GENERAL

    The Indenture will provide for the issuance of Debt Securities in series and will not limit the principal amount of Debt Securities which may be issued thereunder. In addition, except as may be provided in the Prospectus Supplement relating to such Debt Securities, the Indenture will not limit the amount of additional indebtedness the Company may incur.

    The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Offered Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Offered Debt Securities; (2) whether the Offered Debt Securities are Senior Debt Securities, Senior Subordinated Debt Securities or Subordinated Debt Securities or any combination thereof; (3) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (4) any limit upon the aggregate principal amount of the Offered Debt Securities; (5) the date or dates on which the principal of the Offered Debt Securities is payable; (6) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, or the manner in which such rate or rates are determined; (7) the date or dates from which any such interest will accrue, the interest payment dates on which any such interest on the Offered Debt Securities will be payable and the record dates for the determination of holders to whom such interest is payable; (8) the place or places where the principal of and any interest on the Offered Debt Securities will be payable; (9) the obligation of the Company, if any, to redeem, repurchase or repay the Offered Debt Securities in whole or in part pursuant to any sinking fund or analogous provisions or at the option of the holders and the price or prices at which and the period or periods within which and the terms and conditions upon which the Offered Debt Securities shall be redeemed, repurchased or repaid pursuant to such obligation; (10) the denominations in which any Offered Debt Securities will be issuable, if other than denominations of U.S. $1,000 and any integral multiple thereof; (11) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities of the series which will be payable upon declaration of the acceleration of the maturity thereof; (12) any addition to or change in the covenants which apply to the Offered Debt Securities; (13) any Events of Default with respect to the Offered Debt Securities, if not otherwise set forth under "Events of Default;" (14) whether the Offered Debt Securities will be issued in whole or in part in global form, the terms and conditions, if any, upon which such global Offered Debt Securities may be exchanged in whole or in part for other individual securities, and the depositary for the Offered Debt Securities;
(15) the terms and conditions, if any, upon which the Offered Debt Securities shall be exchanged for or converted into Common Stock or Preferred Stock; (16) the nature and terms of the security for any secured Offered Debt Securities; and
(17) any other terms of the Offered Debt Securities which terms shall not be inconsistent with the provisions of the Indenture.

    Debt Securities may be issued at a discount from their principal amount ("Original Issue Discount Securities"). Federal income tax considerations and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

    Debt Securities may be issued in bearer form, with or without coupons. Federal income tax considerations and other special considerations applicable to bearer securities will be described in the applicable Prospectus Supplement.

STATUS OF DEBT SECURITIES

    The Senior Debt Securities will rank PARI PASSU with all other unsecured and unsubordinated indebtedness of the Company.

    The obligations of the Company pursuant to Senior Subordinated Debt Securities will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture, to all Senior Indebtedness of the Company. With respect to any series of Senior Subordinated Debt Securities, "Senior Indebtedness" of the Company will be defined to mean the principal of, and premium, if any, and any interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) and all other monetary obligations of every kind or nature due on or in connection with (a) all indebtedness of the Company whether heretofore or hereafter incurred (i) for borrowed money or (ii) in connection with the acquisition by the Company or a subsidiary of the Company of assets other than in the ordinary course of business, for the payment of which the Company is liable directly or indirectly by guarantee, letter of credit, obligation to purchase or acquire or otherwise, or the payment of which is secured by a lien, charge or encumbrance on assets acquired by the Company, (b) amendments, modifications, renewals, extensions and deferrals of any such indebtedness, and (c) any indebtedness issued in exchange for any such indebtedness (clauses (a) through (c) hereof being collectively referred to herein as "Debt"); PROVIDED, HOWEVER, that the following will not constitute Senior Indebtedness with respect to Senior Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; (2) any Debt which by its terms refers explicitly to the Senior Subordinated Debt Securities and states that such Debt shall not be senior in right of payment; and (3) any Debt of the Company in respect of the Senior Subordinated Debt Securities or any Subordinated Debt Securities.

    The obligations of the Company pursuant to Subordinated Debt Securities will be subordinate in right of payment to all Senior Indebtedness of the Company and to any Senior Subordinated Debt Securities; provided, however, that the following will not constitute Senior Indebtedness with respect to Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; and (2) any Debt of the Company in respect of Subordinated Debt Securities and any Debt which by its terms refers explicitly to the Subordinated Debt Securities and states that such Debt shall not be senior in right of payment.

    No payment pursuant to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, may be made unless all amounts of principal, premium, if any, and interest then due on all applicable Senior Indebtedness of the Company shall have been paid in full or if there shall have occurred and be continuing beyond any applicable grace period a default in any payment with respect to any such Senior Indebtedness, or if there shall have occurred any event of default with respect to any such Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. However, the Company may make payments pursuant to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, if a default in payment or an event of default with respect to the Senior Indebtedness permitting the holder thereof to accelerate the maturity thereof has occurred and is continuing and judicial proceedings with respect thereto have not been commenced within a certain number of days of such default in payment or event of default. Upon any distribution of the assets of the Company upon dissolution, winding-up, liquidation or reorganization, the holders of Senior Indebtedness of the Company will be entitled to receive payment in full of principal, premium, if any, and interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) before any payment is made on the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable. By reason of such subordination, in the event of insolvency of the Company, holders of Senior Indebtedness of the Company may receive more, ratably, and holders of the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, having a claim pursuant to the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any event of default (an "Event of Default") in respect of the Senior Subordinated Debt Securities or the Subordinated Debt Securities.

    If the Company offers Debt Securities, the applicable Prospectus Supplement will set forth the aggregate amount of outstanding indebtedness, if any, as of the most recent practicable date that by the terms of such Debt Securities would be senior to such Debt Securities. The applicable Prospectus Supplement will also set forth any limitation on the issuance by the Company of any additional senior indebtedness.

CONVERSION RIGHTS

    The terms, if any, on which Debt Securities of a series may be exchanged for or converted into shares of Common Stock or Preferred Stock will be set forth in the Prospectus Supplement relating thereto.

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

    Unless otherwise specified in the applicable Prospectus Supplement, payment of principal, premium, if any, and any interest on the Debt Securities will be payable, and the exchange of and the transfer of Debt Securities will be registerable, at the office of the Trustee or at any other office or agency maintained by the Company for such purpose subject to the limitations of the Indenture. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of U.S. $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

GLOBAL DEBT SECURITIES

    The Debt Securities of a series may be issued in the form of one or more Global Securities (the "Global Securities") that will be deposited with a Depositary or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Each Global Security will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

    Notwithstanding any provision of the Indenture or any Debt Security described herein, no Global Security may be transferred to, or registered or exchanged for Debt Securities registered in the name of, any person or entity other than the Depositary for such Global Security or any nominee of such

Depositary, and no such transfer may be registered, unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, (ii) the Company executes and delivers to the Trustee an order that such Global Security shall be so transferable, registerable and exchangeable, and such transfers shall be registerable, or
(iii) there shall exist such circumstances, if any, as may be described in the applicable Prospectus Supplement. All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct.

    The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

    Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificate form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

    So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certified form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. If the Company requests any action of holders or if an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the Depositary will authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Notwithstanding any other provisions to the contrary in the Indenture, the rights of the beneficial owners of the Debt Securities to receive payment of the principal and premium, if any, of and interest on such Debt Securities, on or after the respective due dates expressed in such Debt Securities, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the beneficial owners.

    Principal of and any interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Indenture will provide that the Company may not consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its property or assets to any person in one or more related transactions unless (a) the Company is the surviving corporation or the person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia; (b) the person formed by or surviving any such consolidation or merger (if other than the Company) or the person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Debt Securities and the Indenture; and (c) immediately prior to and after giving effect to the transaction, no Default (as defined in the Indenture) or Event of Default shall have occurred and be continuing. Notwithstanding the foregoing, any subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company.

CERTAIN OTHER COVENANTS

    Unless otherwise indicated in this Prospectus or a Prospectus Supplement, the Debt Securities will not have the benefit of any covenants that limit or restrict the Company's business or operations, the pledging of the Company's assets or the incurrence of indebtedness by the Company.

    With respect to any series of Senior Subordinated Debt Securities, the Company will agree not to issue Debt which is, expressly by its terms, subordinated in right of payment to any other Debt of the Company and which is not expressly made PARI PASSU with, or subordinate and junior in right of payment to, the Senior Subordinated Debt Securities.

    The applicable Prospectus Supplement will describe any material covenants in respect of a series of Debt Securities. Other than the covenants of the Company included in the Indenture as described above or as described in the applicable Prospectus Supplement, there are no covenants or other provisions in the Indenture providing for a put or increased interest or otherwise that would afford holders of Debt Securities additional protection in the event of a recapitalization transaction, a change of control of the Company or a highly leveraged transaction.

EVENTS OF DEFAULT

    Unless otherwise specified in the applicable Prospectus Supplement, the following will constitute Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of any Debt Security of that series when due and payable at maturity, upon redemption or otherwise;
(b) failure to pay any interest on any Debt Security of that series when due, and the Default continues for 30 days; (c) the Company fails to comply with any of its other agreements in the Debt Securities of that series or in the Indenture with respect to that series and the Default continues for the period and after the notice provided therein (and described below); and (d) certain events of bankruptcy, insolvency or reorganization. A Default under clause (c) above is not an Event of Default with respect to a particular series of Debt Securities until the Trustee or the holders of at least 50% in principal amount of the then outstanding Debt Securities of that series notify the Company of the Default and the Company does not cure the Default within 30 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default."

    If an Event of Default with respect to outstanding Debt Securities of any series (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization) shall occur and be continuing, either the Trustee or the holders of at least 50% in principal amount of the outstanding Debt Securities of that series by notice, as provided in the Indenture, may declare the unpaid principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such lesser amount as may be specified in the terms of that series) of, and any accrued and unpaid interest on, all Debt Securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see "Modification and Waiver" below.

    The Indenture will provide that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

    The Company will be required to furnish to the Trustee under the Indenture annually a statement as to the performance by the Company of its obligations under that Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

    Subject to certain exceptions, the Company and the Trustee may amend the Indenture or the Debt Securities with the written consent of the holders of a majority in principal amount of the then outstanding Debt Securities of each series affected by the amendment with each series voting as a separate class. The holders of a majority in principal amount of the then outstanding Debt Securities of any series may also waive compliance in a particular instance by the Company with any provision of the Indenture with respect to the Debt Securities of that series; provided, however, that without the consent of each holder of Debt Securities affected, an amendment or waiver may not (i) reduce the percentage of the principal amount of Debt Securities whose holders must consent to an amendment or waiver; (ii) reduce the rate or change the time for payment of interest on any Debt Security (including default interest); (iii) reduce the principal of, premium, if any, or change the fixed maturity of any Debt Security, or reduce the amount of, or postpone the date fixed for, redemption or the payment of any sinking fund or analogous obligation with respect thereto; (iv) make any Debt Security payable in currency other than that stated in the Debt Security; (v) make any change in the provisions concerning waivers of Default or Events of Default by holders or the rights of holders to recover the principal of, premium, if any, or interest on, any Debt Security;
(vi) waive a default in the payment of the principal of, or interest on, any Debt Security, except as otherwise provided in the Indenture or (vii) reduce the principal amount of Original Issue Discount Securities payable upon acceleration of the maturity thereof. The Company and the Trustee may amend the Indenture or the Debt Securities without notice to or the consent of any holder of a Debt
Security: (i) to cure any ambiguity, defect or inconsistency; (ii) to comply with the Indenture's provisions with respect to successor corporations; (iii) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the TIA; (iv) to provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities; (v) to add to, change or eliminate any of the provisions of the Indenture in respect of one of more series of Debt Securities, provided, however, that any such addition, change or elimination (A) shall neither (1) apply to any Debt Security of any series created prior to the execution of such amendment and entitled to the benefit of such provision, nor (2) modify the rights of a holder of any such Debt Security with respect to such provision, or (B) shall become effective only when there is no outstanding Debt Security of any series created prior to such amendment and entitled to the benefit of such provision; (vi) to make any change that does not adversely affect in any material respect the interest of any holder; or (vii) to establish additional series of Debt Securities as permitted by the Indenture.

    The holders of a majority in principal amount of the then outstanding Debt Securities of any series, by notice to the Trustee, may waive an existing Default or Event of Default and its consequences except a Default or Event of Default in the payment of the principal of, or any interest on, any Debt Security with respect to the Debt Securities of that series; provided, however, that the holders of a majority in principal amount of the outstanding Debt Securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration.

DEFEASANCE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

    LEGAL DEFEASANCE. Unless otherwise specified in the applicable Prospectus Supplement, the Indenture will provide that the Company may be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, and to maintain paying agencies) upon the deposit with the Trustee, in trust, of money and/or U.S. government obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium, if any, and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may occur only if, among other things, the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or, since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred.

    DEFEASANCE OF CERTAIN COVENANTS. Unless otherwise specified in the applicable Prospectus Supplement, the Indenture will provide that, upon compliance with certain conditions, the Company may omit to comply with the restrictive covenants contained in the Indenture, as well as any additional covenants or Events of Default contained in a supplement to the Indenture, a Board Resolution or an Officers' Certificate delivered pursuant thereto. The conditions include: the deposit with the Trustee of money and/or U.S. government obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium, if any, and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities; and the delivery to the Trustee of an opinion of counsel to the effect that the holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and related covenant defeasance and will be subject to United States federal income tax in the same amount and in the same manner and at the same times as would have been the case if such deposit and related covenant defeasance had not occurred.

    DEFEASANCE AND EVENTS OF DEFAULT. In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to any series of Debt Securities and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or U.S. government obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

REGARDING THE TRUSTEE

    The Trustee with respect to any series of Debt Securities will be identified in the Prospectus Supplement relating to such Debt Securities. The Indenture and provisions of the TIA incorporated by reference therein contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. The Trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with the Company and its affiliates; PROVIDED, HOWEVER, that if it acquires any conflicting interest (as defined in the TIA), it must eliminate such conflict or resign.

    The holders of a majority in principal amount of the then outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The TIA and the Indenture provide that in case an Event of Default shall occur (and be continuing), the Trustee will be required, in the exercise of its rights and powers, to use the degree of care and skill of a prudent person in the conduct of such person's affairs. Subject to such provision, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debt Securities issued thereunder, unless they have offered to the Trustee indemnity satisfactory to it.

                         DESCRIPTION OF PREFERRED STOCK

    Under the Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation"), shares of Preferred Stock may be issued from time to time, in one or more classes or series, as authorized by the Board of Directors, generally without the approval of the stockholders.

    The Company has authorized 75,000 shares of Series A Exchangeable Preferred Stock, 75,000 shares of Series B Exchangeable Preferred Stock and 150,000 shares of Series C Exchangeable Preferred Stock. At December 31, 1997, the Company had
(i) 65,625 shares issued and 17,099 shares outstanding of Series A, (ii) 65,625 shares issued and 55,665 shares outstanding of Series B, and (iii) 131,250 shares issued and outstanding of Series C. The holders of Exchangeable Preferred Stock are entitled to receive cumulative dividends at the rate of $7.00 per year on each share of Exchangeable Preferred Stock. At December 31, 1997, dividends accumulated and unpaid were approximately $7.4 million. Shares of Exchangeable Preferred Stock are exchangeable for a number of shares of Common Stock of the Company determined by multiplying the total number of exchangeable shares being exchanged by the sum of $100 plus all dividends accumulated and unpaid on each share being exchanged and dividing such amount by the last reported sales price of the Company's Common Stock on the New York Stock Exchange at the close of business on the business day next preceding the day of exchange. Holders of the Exchangeable Preferred Stock have no voting rights, except on actions which would affect their exchange rights or on actions to increase the authorized number of exchangeable shares.

    Prior to issuance of shares of each series, the Board of Directors is required by the General Corporation Law of the State of Delaware (the "DGCL") and the Certificate of Incorporation to adopt resolutions and file a Certificate of Designation (the "Certificate of Designation") with the Secretary of State of the State of Delaware, fixing for each such class or series the designations, powers, preferences and rights of the shares of such class or series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by the DGCL. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of such shares might believe to be in their best interests or in which holders of some, or a majority, of such shares might receive a premium for their shares over the then-market price of such shares.

    Subject to limitations prescribed by the DGCL, the Certificate of Incorporation and the Amended and Restated Bylaws of the Company (the "Bylaws"), the Board of Directors is authorized to fix the number of shares constituting each class or series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or duly authorized committee thereof. The Preferred Stock offered hereby will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

    The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the class or series of Preferred Stock in respect of which this Prospectus is being delivered: (1) the title and stated value of such Preferred Stock; (2) the number of shares of such Preferred Stock offered, the liquidation preference per share and the purchase price of such Preferred Stock;
(3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock; (4) whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate; (5) the procedures for any auction and remarketing, if any, for such Preferred Stock; (6) the provisions for a sinking fund, if any, for such Preferred Stock; (7) the provisions for redemption, if applicable, of such Preferred Stock; (8) any listing of such Preferred Stock on any securities exchange or market; (9) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock or another series of Preferred Stock of the Company, including the conversion price (or manner of calculation thereof) and conversion period;
(10) the terms and conditions, if applicable, upon which Preferred Stock will be exchangeable into Debt Securities of the Company, including the exchange price (or manner of calculation thereof) and exchange period; (11) voting rights, if any, of such Preferred Stock; (12) a discussion of any material and/or special United States federal income tax considerations applicable to such Preferred Stock; (13) whether interests in such Preferred Stock will be represented by depositary shares; (14) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (15) any limitations on issuance of any class or series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and (16) any other specific terms, preferences, rights, limitations or restrictions on such Preferred Stock.

    Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding-up of the Company rank: (i) senior to all classes or series of Common Stock of the Company, and to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding-up of the Company; (ii) on a parity with all equity securities issued by the Company that do not rank senior or junior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding-up of the Company; and (iii) junior to all equity securities issued by the Company the terms of which do not specifically provide that such equity securities rank on a parity with or junior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding-up of the Company (including any entity with which the Company may be merged or consolidated or to which all or substantially all the assets of the Company may be transferred or which transfers all or substantially all of the assets of the Company). As used for these purposes, the term "equity securities" does not include convertible debt securities.

                            SECTION 203 OF THE DGCL

    The Company is subject to the "business combination" statute of the DGCL, an anti-takeover law enacted in 1988. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder," for a period of three years after the date of the transaction in which a person became an "interested stockholder," unless (i) prior to such date the board of directors of the corporation approved either the "business combination" or the transaction which resulted in the stockholder becoming an "interested stockholder," (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of a least 66% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholders." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. Although Section 203 permits the Company to elect not to be governed by its provisions, the Company to date has not made this election. As a result of the application of Section 203, potential acquirors of the Company may be discouraged from attempting to effect an acquisition transaction with the Company, thereby possibly depriving holders of the Company's securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

                              PLAN OF DISTRIBUTION

    The Company may sell the Securities to one or more underwriters for public offering and sale by them and may also sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell or exchange Securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.

    The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Sales of Common Stock offered hereby may be effected from time to time in one or more transactions on the New York Stock Exchange or in negotiated transactions or a combination of such methods. The Company may also, from time to time, authorize dealers, acting as the Company's agents, to offer and sell Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any such underwriter, dealer or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement. Unless otherwise indicated in a Prospectus Supplement, an agent will be acting on a best efforts basis and a dealer will purchase Securities as a principal, and may then resell such Securities at varying prices to be determined by the dealer.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

    To facilitate an offering of Securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Securities. This may include over-allotments or short sales of the Securities, which involves the sale by persons participating in the offering of more Securities than have been sold to them by the Company. In such circumstances, such persons would cover such over-allotments or short positions by purchasing in the open market or by exercising the over-allotment option granted to such persons. In addition, such persons may stabilize or maintain the price of the Securities by bidding for or purchasing Securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if Securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

    Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for the Company in the ordinary course of business, including refinancing of the Company's indebtedness. See "Use of Proceeds."

                                 LEGAL MATTERS

    Certain legal matters with respect to the Securities offered hereby will be passed upon for the Company by Latham & Watkins, San Francisco, California. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable Prospectus Supplement. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, in less than 1% of the Common Stock. Such persons do not have the power to vote or dispose of such shares of Common Stock.

                                    EXPERTS

    The consolidated financial statements of Owens-Illinois, Inc. appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The combined financial statements of BTR Packaging appearing in the Current Report on Form 8-K of Owens-Illinois, Inc. dated April 16, 1998, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    No person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been so authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer to sell is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

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